
02050733

**Form 6-K**


SEC MAIL PROCESSING
RECEIVED
AUG 08 2002
WASH, D.C. 165 SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
the Securities Exchange Act of 1934

For the month of August 2002

(Commission File No. 000-24876)

TELUS Corporation
(Translation of registrant's name into English)



21st Floor, 3777 Kingsway
Burnaby, British Columbia V5H 3Z7
Canada
(Address of principal registered offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F _____ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

This Form 6-K consists of the following:

1. Consolidated Interim Financial Statements and Management Discussion and Analysis of TELUS Corporation for the period ending June 30, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2002

**TELUS Corporation**

James W. Peters

Name: James W. Peters
Title: Executive Vice President,
Corporate Affairs & General Counsel

# TELUS CORPORATION

## CONSOLIDATED FINANCIAL STATEMENTS

## (UNAUDITED)

## JUNE 30, 2002

## consolidated statements of income

| Periods ended June 30 | Three months | | Six months | |
|---|---|---|---|---|
| (Unaudited) (millions) | 2002 | 2001 | 2002 | 2001 |
| **OPERATING REVENUES** | $ 1,748.0 | $ 1,717.7 | $ 3,446.0 | $ 3,389.3 |
| **OPERATING EXPENSES** | | | | |
| Operations | 1,127.0 | 1,103.4 | 2,235.7 | 2,157.3 |
| Depreciation | 300.1 | 276.4 | 591.2 | 567.3 |
| Amortization of intangible assets (Note 2(a)) | 85.1 | 81.7 | 168.4 | 157.0 |
| Restructuring and workforce reduction costs (Note 3) | 3.1 | — | 15.6 | 198.4 |
| | 1,515.3 | 1,461.5 | 3,010.9 | 3,080.0 |
| **OPERATING INCOME FROM CONTINUING OPERATIONS** | 232.7 | 256.2 | 435.1 | 309.3 |
| Other income (expense), net | (5.7) | 21.6 | (10.9) | 19.0 |
| Financing costs (Note 4) | 174.0 | 114.2 | 355.4 | 268.9 |
| Refinancing charge from debt restructuring | — | — | — | 96.5 |
| **INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES, NON-CONTROLLING INTEREST AND GOODWILL AMORTIZATION** | 53.0 | 163.6 | 68.8 | (37.1) |
| Income taxes (Note 5) | 33.1 | 77.8 | 49.6 | (5.0) |
| Non-controlling interest | 1.3 | 1.6 | 1.8 | 3.6 |
| Goodwill amortization (Note 2(a)) | — | 43.0 | — | 83.5 |
| **INCOME (LOSS) FROM CONTINUING OPERATIONS** | 18.6 | 41.2 | 17.4 | (119.2) |
| Discontinued operations (Note 6) | (0.2) | 18.7 | 0.2 | 38.7 |
| **NET INCOME (LOSS)** | 18.4 | 59.9 | 17.6 | (80.5) |
| Preference and preferred share dividends | 0.9 | 0.9 | 1.8 | 1.8 |
| Interest on convertible debentures, net of income taxes | 1.7 | 1.7 | 3.3 | 3.3 |
| **COMMON SHARE AND NON-VOTING SHARE INCOME (LOSS)** | $ 15.8 | $ 57.3 | $ 12.5 | $ (85.6) |
| **INCOME (LOSS) PER COMMON SHARE AND NON-VOTING SHARE ($) (NOTE 7)** | | | | |
| Basic – Continuing operations | 0.05 | 0.14 | 0.04 | (0.43) |
| – Discontinued operations | — | 0.06 | — | 0.13 |
| – Net income (loss) (Note 2(a)) | 0.05 | 0.20 | 0.04 | (0.30) |
| Diluted – Continuing operations | 0.05 | 0.14 | 0.04 | (0.43) |
| – Discontinued operations | — | 0.06 | — | 0.13 |
| – Net income (loss) (Note 2(a)) | 0.05 | 0.20 | 0.04 | (0.30) |
| **DIVIDENDS DECLARED PER COMMON SHARE AND NON-VOTING SHARE ($)** | 0.15 | 0.35 | 0.30 | 0.70 |
| **TOTAL WEIGHTED AVERAGE COMMON SHARES AND NON-VOTING SHARES OUTSTANDING (MILLIONS) – BASIC** | 306.6 | 289.2 | 305.3 | 288.6 |
| **– DILUTED** | 306.6 | 290.4 | 305.5 | 288.6 |

The accompanying notes are an integral part of these interim consolidated financial statements




TELUS

# consolidated statements of retained earnings

| (Unaudited) (millions) | Six months ended June 30, 2002 | 2001 |
|---|---|---|
| **BALANCE AT BEGINNING OF YEAR** | $ 1,654.8 | $ 1,563.4 |
| Transitional impairment of intangible assets with indefinite lives (Note 2(a)) | (595.2) | — |
| Adjusted opening balance | 1,059.6 | 1,563.4 |
| Net income (loss) | 17.6 | (80.5) |
| | 1,077.2 | 1,482.9 |
| Less: Common Share and Non-Voting Share dividends paid in cash | 68.1 | 160.5 |
| Common Share and Non-Voting Share dividends reinvested in shares issued from Treasury | 23.6 | 41.8 |
| Preference and preferred share dividends | 1.8 | 1.8 |
| Interest on convertible debentures | 3.3 | 3.3 |
| **BALANCE AT END OF PERIOD** | $ 980.4 | $ 1,275.5 |

The accompanying notes are an integral part of these interim consolidated financial statements


TELUS®

## consolidated balance sheets

| (Unaudited) (millions) | As at June 30, 2002 | As at December 31, 2001 |
|---|---|---|
| **ASSETS** | | |
| Current Assets | | |
| Cash and temporary investments | $ — | $ 17.1 |
| Accounts receivable | 929.8 | 972.1 |
| Income and other taxes receivable | 65.8 | 7.1 |
| Inventories | 101.1 | 118.6 |
| Current portion of future income taxes | 156.9 | 147.0 |
| Prepaid expenses and other | 232.3 | 180.7 |
| | 1,485.9 | 1,442.6 |
| Capital Assets, Net (Note 9) | | |
| Property, plant, equipment and other | 8,196.6 | 7,940.6 |
| Intangible assets subject to amortization (Note 2(a)) | 943.3 | 965.6 |
| Intangible assets with indefinite lives (Note 2(a)) | 2,943.6 | 3,853.6 |
| | 12,083.5 | 12,759.8 |
| Other Assets | | |
| Deferred charges (Note 10) | 529.4 | 685.2 |
| Future income taxes | 1,086.9 | 996.9 |
| Investments | 62.0 | 56.4 |
| Goodwill (Note 11) | 3,193.5 | 3,320.9 |
| Other | 3.2 | 3.8 |
| | 4,875.0 | 5,063.2 |
| | $ 18,444.4 | $ 19,265.6 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Current Liabilities | | |
| Cash and temporary investments, net of outstanding items (Note 12) | $ 9.0 | $ — |
| Accounts payable and accrued liabilities | 1,160.2 | 1,273.9 |
| Dividends payable | 46.3 | 45.5 |
| Advance billings and customer deposits | 296.3 | 310.8 |
| Short-term obligations | 269.6 | 229.9 |
| | 1,781.4 | 1,860.1 |
| Long-Term Debt (Note 13) | 8,716.0 | 8,651.4 |
| Future Income Taxes | 1,004.2 | 1,326.6 |
| Other Long-Term Liabilities (Note 14) | 525.4 | 432.6 |
| Non-Controlling Interest | 8.7 | 8.0 |
| Shareholders' Equity | | |
| Common equity (Note 15) | 6,189.4 | 6,767.6 |
| Convertible debentures | 149.6 | 149.6 |
| Preference and preferred shares | 69.7 | 69.7 |
| | 6,408.7 | 6,986.9 |
| | $ 18,444.4 | $ 19,265.6 |

Commitments and Contingent Liabilities (Note 16)

The accompanying notes are an integral part of these interim consolidated financial statements




TELUS®

## consolidated statements of cash flows

| Periods ended June 30 | Three months | | Six months | |
|---|---|---|---|---|
| (Unaudited) (millions) | 2002 | 2001 | 2002 | 2001 |
| **OPERATING ACTIVITIES** | | | | |
| Income (loss) from continuing operations | $ 18.6 | $ 41.2 | $ 17.4 | $ (119.2) |
| Items not affecting cash: | | | | |
| Depreciation and amortization | 385.2 | 358.1 | 759.6 | 724.3 |
| Goodwill amortization | — | 43.0 | — | 83.5 |
| Future income taxes | 8.7 | (59.1) | 19.3 | (213.7) |
| Gain on redemption of long-term debt | — | (58.9) | — | (58.9) |
| Asset write-off related to restructuring | — | — | — | 30.5 |
| Refinancing charge from debt restructuring | — | — | — | 96.5 |
| Net pension credits and funding | (14.8) | (23.0) | (35.0) | (49.1) |
| Other, net | (1.0) | (2.4) | (6.8) | 37.6 |
| Operating cash flow | 396.7 | 298.9 | 754.5 | 531.5 |
| Restructuring and workforce reduction costs, net of cash payments (Note 3) | (38.4) | — | (59.1) | 149.7 |
| Operating cash flow adjusted for restructuring and workforce reduction costs | 358.3 | 298.9 | 695.4 | 681.2 |
| Net change in non-cash working capital from continuing operations (Note 17(a)) | (76.9) | 196.6 | (126.7) | (54.7) |
| Operations and net change in non-cash working capital from discontinued operations (Note 17(b)) | (0.2) | 15.9 | 0.2 | 37.9 |
| Cash provided by operating activities | 281.2 | 511.4 | 568.9 | 664.4 |
| **INVESTING ACTIVITIES** | | | | |
| Capital expenditures (Note 9) | (548.6) | (607.7) | (954.5) | (1,070.7) |
| Purchase of spectrum | — | — | — | (355.9) |
| Acquisitions, net of cash acquired | — | (135.6) | — | (135.6) |
| Proceeds from the sale of property | — | 120.0 | — | 228.4 |
| Other | (34.2) | (15.1) | (33.7) | (44.3) |
| Cash used by investing activities | (582.8) | (638.4) | (988.2) | (1,378.1) |
| **FINANCING ACTIVITIES** | | | | |
| Common Shares and Non-Voting Shares issued | 24.5 | 31.1 | 57.3 | 43.0 |
| Dividends to shareholders | (26.3) | (99.2) | (53.1) | (200.8) |
| Long-term debt issued | 392.0 | 6,582.8 | 584.0 | 6,582.8 |
| Redemptions of long-term debt | (34.3) | (1,803.8) | (113.6) | (1,803.8) |
| Change in short-term obligations | (19.0) | (4,461.6) | (80.5) | (3,785.6) |
| Amortization of debt issue costs and other | 1.3 | (46.8) | (0.9) | (51.6) |
| Cash provided by financing activities | 338.2 | 202.5 | 393.2 | 784.0 |
| **CASH POSITION** | | | | |
| Increase (decrease) in cash and cash equivalents | 36.6 | 75.5 | (26.1) | 70.3 |
| Cash and temporary investments (cash and temporary investments, net of outstanding items), beginning of period | (45.6) | 95.0 | 17.1 | 100.2 |
| Cash and temporary investments (cash and temporary investments, net of outstanding items), end of period (Note 12) | $ (9.0) | $ 170.5 | $ (9.0) | $ 170.5 |
| **SUPPLEMENTAL DISCLOSURE** | | | | |
| Interest paid | $ 158.4 | $ 205.6 | $ 290.5 | $ 353.6 |
| Income taxes paid | $ 9.1 | $ 88.7 | $ 30.3 | $ 166.3 |

The accompanying notes are an integral part of these interim consolidated financial statements


TELUS®

**JUNE 30, 2002 (unaudited)**

## 1. Interim Financial Statements

The notes presented in these interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in TELUS Corporation's annual audited financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the TELUS Corporation consolidated financial statements for the year ended December 31, 2001. These interim consolidated financial statements follow the same accounting policies, other than as set out in Note 2 to these interim consolidated financial statements, and methods of their application as set out in the TELUS Corporation consolidated financial statements for the year ended December 31, 2001.

The term "Company" is used to mean TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

## 2. Change in Accounting Policies

### (a) Intangible Assets and Goodwill

Commencing January 1, 2002, the new recommendations of the Canadian Institute of Chartered Accountants (CICA) for intangible assets and goodwill apply to the Company (CICA Handbook Section 3062). Rather than being systematically amortized, the carrying value of intangible assets with indefinite lives, and goodwill, will be periodically tested for impairment. Intangible assets with finite lives ("intangible assets subject to amortization") will be annually reviewed in respect of their useful lives. The frequency of the impairment test generally would be the reciprocal of the stability of the relevant events and circumstances, but intangible assets with indefinite lives must, at a minimum, be tested annually. The test is applied to each of the Company's two reporting units (the reporting units being identified in accordance with the criteria in the CICA Handbook section for intangible assets and goodwill): Communications and Mobility.

The Company's intangible assets with indefinite lives, which are its spectrum licences, were tested for impairment as at January 1, 2002, and the impairment amount (the "transitional impairment amount") of $595.2 million ($910.0 million before tax) was considered to arise from a change in accounting policy and was charged directly to opening retained earnings. Consistent with current industry-specific valuation methods, the Company used a discounted cash flow model for determining the fair value of its spectrum licences. Recent declines in the wireless asset market values have negatively affected the fair value of the spectrum licences, which the Company obtained primarily through acquisitions.

Similarly, goodwill is also to be tested for impairment as at January 1, 2002, by June 30, 2002, and any transitional impairment amount would also be considered to arise from a change in accounting policy and would be charged directly to opening retained earnings. The Company completed this test in the first quarter of 2002. By applying the prescribed method of comparing the fair value of its reporting units to the carrying amounts of its reporting units, the Company has assessed its goodwill and determined that there was no goodwill transitional impairment amount. Consistent with current industry-specific valuation methods, the Company used a combination of the discounted cash flow model and the market comparable approach for determining the fair value of its reporting units.

In accordance with the new requirements, net income (loss) for prior periods presented is to be adjusted to exclude amortization expense (including any related tax effects) recognized in those periods related to goodwill and intangible assets with indefinite lives; the corresponding per share amounts are also required to be adjusted.




TELUS®

| Periods ended June 30 | Three months | | Six months | |
|---|---|---|---|---|
| (millions except per share amounts) | **2002** | 2001 | **2002** | 2001 |
| Net income (loss) | | | | |
| As reported | **$ 18.4** | $ 59.9 | **$ 17.6** | $ (80.5) |
| Add back: Goodwill amortization | **—** | 43.0 | **—** | 83.5 |
| Amortization of intangible assets with indefinite lives (a) | **—** | 12.7 | **—** | 25.3 |
| As adjusted | **$ 18.4** | $ 115.6 | **$ 17.6** | $ 28.3 |
| Income (loss) per Common Share and Non-Voting Share – basic and diluted | | | | |
| As reported | **$ 0.05** | $ 0.20 | **$ 0.04** | $ (0.30) |
| Add back: Goodwill amortization | **—** | 0.15 | **—** | 0.29 |
| Amortization of intangible assets with indefinite lives (a) | **—** | 0.04 | **—** | 0.09 |
| As adjusted | **$ 0.05** | $ 0.39 | **$ 0.04** | $ 0.08 |

(a) Net of taxes of $9.6 and $19.3 for three month and six month periods ended June 30, 2001, respectively.

As required, TELUS has reviewed the estimated useful lives associated with its intangible assets that are subject to amortization; consistent with prior years, amortization is calculated using the straight-line method. Generally Accepted Accounting Principles require that changes in estimates, such as the useful lives of assets, be applied prospectively. The Company's review resulted in the following changes, effected in the first quarter of 2002, to the estimated useful lives of intangible assets that are subject to amortization:

| | Estimated useful lives | |
|---|---|---|
| | Current | Former |
| Subscribers – wireline | 50 years | 40 years |
| Subscribers – wireless | 7 years | 7-10 years |

**(b) Revenue Recognition – Consideration Given by a Vendor to a Customer**

Commencing January 1, 2002, the Company adopted the provisions of the Financial Accounting Standards Board's Emerging Issues Task Force dealing with accounting for consideration given by a vendor to a customer (EITF 01-9), on a retroactive basis. The Company considers this accounting change, which is required for U.S. GAAP reporting purposes, to result in a more appropriate presentation of transactions in the financial statements. For the three months ended June 30, 2002, the impact of the change was to reduce operating revenues and operating expenses, for Mobility operations (both in 2002 and 2001) and Internet operations (in 2002 only), by $29.4 million (2001 – $23.7 million); for the six months ended June 30, 2002, the impact was $61.2 million (2001 – $59.1 million). The impact for the year ended December 31, 2001 was a $122.1 million reduction in both operating revenues and operating expenses. The adoption of EITF 01-9 did not have an effect on the Company's financial position, key operating measures or cash flows.

**(c) Revenue Recognition – Non-HCSA Deferral Account**

On May 30, 2002, the Canadian Radio-television and Telecommunications Commission ("CRTC") issued Decision 2002 – 34, a pronouncement that will affect the Company's wireline revenues for a four-year period beginning June 1, 2002. In an effort to foster competition for residential basic service in non-high cost service areas ("non-HCSAs"), the concept of a deferral account mechanism was introduced by the CRTC, instead of price reductions.

The deferral account arises from the CRTC requiring the Company to defer the income statement recognition of a small portion of the monies received in respect of residential basic services provided to non-HCSAs. The revenue deferral is based on the rate of inflation, less a productivity offset of 3.5%, and an "exogenous factor" that is associated with allowed recoveries in previous price cap regimes that have now expired. The Company may recognize the deferred amounts upon the undertaking of qualifying actions, such as Service Improvement Programs ("SIPs"), rate reductions and/or rebates to customers. In an effort to stimulate competition, the CRTC required rate reductions for Competitor Services; the Company is allowed to use the "exogenous factor" recoveries to offset the realized rate reductions for Competitor Services. To the extent that a balance remains in the deferral account, interest is required to be accrued at the Company's short-term cost of borrowing.

The Company has adopted the liability method of accounting for the deferral account. This results in the Company recording a liability to the extent that activities it has undertaken, realized rate reductions for Competitor Services and other future qualifying events do not extinguish the balance of the deferral account. Other than for the interest accrued on the balance of the deferral account, which would be included in financing costs, all income statement effects of the deferral account are included in operating revenues.

**(d) Share-Based Compensation**

Commencing January 1, 2002, the new recommendations of the CICA for share-based compensation apply to the Company (CICA Handbook Section 3870). The new recommendations require that a fair value be determined for options at the date of grant and that such fair value be recognized in the financial statements. In respect of share options awarded to employees, it is permissible to use either the fair value based method or the intrinsic value based method, however, if the intrinsic based method is used, pro forma disclosure is required so as to show what the effect would have been had the fair value based method been applied.

The Company applies the intrinsic value based method of accounting for share-based compensation awards granted to employees. Accordingly, no compensation cost is recorded in the accounts for its share option plans and the requisite pro forma disclosures are made (see Note 8). Proceeds arising from the exercise of share options are credited to share capital.

## 3. Restructuring and Workforce Reduction Costs

In the second quarter of 2002, as a component of its operational efficiency program, the Company announced that it was offering early retirement and voluntary departure incentive packages to 11,000 qualified bargaining unit employees. The expense and liability for the early retirement or voluntary departure incentive package are recognized when the employee accepts the Company's formalized offer. In the second quarter of 2002, the Company recorded incentive package costs of $3.1 million for employees who departed during the second quarter (see Note 16(b)).

In the first quarter of 2002, the recording of an amount of $12.5 million, in respect of workforce reduction costs, was necessary. This amount was incremental to the restructuring charge of $198.4 million that was recorded in the first quarter of 2001, which represented the expected costs to complete merger-related restructuring activities in TELUS Mobility and reorganization costs for TELUS Communications. The 2001 amount was comprised of $167.9 million for operational costs and $30.5 million represented asset related write-offs. In the Consolidated Statements of Cash Flows, restructuring costs were presented net of current payments of $41.0 million (2001 – NIL) and $69.3 million (2001 – NIL), and current income taxes recoverable of $0.5 million (2001 – NIL) and $5.4 million (2001 – $18.2 million), for the three month and six month periods ended June 30, 2002, respectively, which were included in net change in non-cash working capital from continuing operations.

Approximately one-half of the 2001 charge was related to integration costs for TELUS Mobility including the write-down of redundant capital assets, handset reconfiguration costs and employee severance costs. The remaining charge was related to reorganization costs in TELUS Communications, including employee severance costs and capital asset impairment charges.

## 4. Financing Costs

| Periods ended June 30 | Three months | | Six months | |
|---|---|---|---|---|
| (millions) | **2002** | 2001 | **2002** | 2001 |
| Interest on long-term debt | **$ 180.3** | $ 113.7 | **$ 359.5** | $ 184.3 |
| Interest on short-term obligations and other | **0.8** | 73.9 | **2.7** | 159.2 |
| Foreign exchange (gain) loss | **(1.5)** | (8.7) | **(0.7)** | (5.1) |
| Gain on redemption of long-term debt | **—** | (58.9) | **—** | (58.9) |
| | **179.6** | 120.0 | **361.5** | 279.5 |
| Allowance for funds used during construction | **(0.2)** | (0.1) | **(0.4)** | (3.0) |
| Interest income | **(5.4)** | (5.7) | **(5.7)** | (7.6) |
| | **$ 174.0** | $ 114.2 | **$ 355.4** | $ 268.9 |



5. **Income Taxes**

Provisions for large corporations tax of $6.6 million (2001 – $3.5 million) and $13.2 million (2001 – $5.7 million) for the three month and six month periods ended June 30, 2002, respectively, are included in the Company's income tax expense.

6. **Discontinued Operations**

On June 1, 2001, the Company entered into an agreement, that closed on July 31, 2001, to sell substantially all of TELUS Advertising Services directory business and TELUS Québec directory business to Dominion Information Services Inc., a wholly owned subsidiary of a related party, Verizon Communications Inc., for total proceeds of $810 million representing fair market value. In the third quarter of 2001, the Company recognized a gain of $547.4 million ($712.9 million before tax) on the sale.

Effective September 30, 2001, the Company exited the equipment leasing business by securitizing its equipment leasing portfolio to an arms-length trust through a concurrent lease agreement. The equipment leasing portfolio will be financed, administered and serviced by a third party on behalf of the trust. As part of this transaction, the Company has entered into a long-term agreement whereby the third party will become the preferred provider of future equipment financing for TELUS customers. The gain and other income on the transaction was $4.4 million ($7.9 million before tax) based on proceeds of $147 million received in October 2001.

As a result of these transactions, the operating results of the affected directory and equipment leasing operations have been included in the Consolidated Statements of Income as "discontinued operations".

At June 30, 2002 and December 31, 2001, no material assets or liabilities of the discontinued operations remained. Income statement disclosures for discontinued operations are as follows:

| Three months ended June 30, | TELUS Advertising Services | | Equipment Leasing | | Total | |
|---|---|---|---|---|---|---|
| (millions) | **2002** | 2001 | **2002** | 2001 | **2002** | 2001 |
| Revenues | **$ 0.6** | $ 78.8 | **$ —** | $ 3.3 | **$ 0.6** | $ 82.1 |
| Operating results to measurement date | | | | | | |
| Income (loss) before income taxes | **$ (0.2)** | $ 33.2 | **$ —** | $ 1.1 | **$ (0.2)** | $ 34.3 |
| Income taxes | **—** | 15.0 | **—** | 0.6 | **—** | 15.6 |
| Income (loss) from operations to measurement date | **$ (0.2)** | $ 18.2 | **$ —** | $ 0.5 | **$ (0.2)** | $ 18.7 |

| Six months ended June 30, | TELUS Advertising Services | | Equipment Leasing | | Total | |
|---|---|---|---|---|---|---|
| (millions) | **2002** | 2001 | **2002** | 2001 | **2002** | 2001 |
| Revenues | **$ 3.1** | $ 163.2 | **$ —** | $ 6.2 | **$ 3.1** | $ 169.4 |
| Operating results to measurement date | | | | | | |
| Income before income taxes | **$ 0.2** | $ 68.2 | **$ —** | $ 2.1 | **$ 0.2** | $ 70.3 |
| Income taxes | **—** | 30.5 | **—** | 1.1 | **—** | 31.6 |
| Income from operations to measurement date | **$ 0.2** | $ 37.7 | **$ —** | $ 1.0 | **$ 0.2** | $ 38.7 |

7. **Per Share Amounts**

Basic net income (loss) from continuing operations per Common Share and Non-Voting Share is calculated by dividing Common Share and Non-Voting Share income (loss) from continuing operations by the total weighted average Common Shares and Non-Voting Shares outstanding during the period. Basic net income (loss) per Common Share and Non-Voting Share is calculated by dividing Common Share and Non-Voting Share income (loss) by the total weighted average Common Shares and Non-Voting Shares outstanding during the period. Diluted income per Common Share and Non-Voting Share is calculated to give effect to share options and warrants and shares issuable on conversion of debentures. The convertible debentures had no dilutive effect in the periods presented. Per share amount calculations for discontinued operations employ the same number of Common Shares and Non-Voting Shares as used in the income (loss) from continuing operations calculations.



The following tables present the reconciliations of the numerators and denominators of the basic and diluted per share computations for income before discontinued operations.

| Periods ended June 30 | Three months | | Six months | |
|---|---|---|---|---|
| (millions) | **2002** | 2001 | **2002** | 2001 |
| Income (loss) from continuing operations | **$ 18.6** | $ 41.2 | **$ 17.4** | $ (119.2) |
| Deduct: | | | | |
| Preference and preferred share dividends | **0.9** | 0.9 | **1.8** | 1.8 |
| Interest on convertible debentures | **1.7** | 1.7 | **3.3** | 3.3 |
| Basic and diluted Common Share and Non-Voting Share income (loss) from continuing operations | **$ 16.0** | $ 38.6 | **$ 12.3** | $ (124.3) |

| Periods ended June 30 | Three months | | Six months | |
|---|---|---|---|---|
| (millions) | **2002** | 2001 | **2002** | 2001 |
| Basic total weighted average Common Shares and Non-Voting Shares outstanding | **306.6** | 289.2 | **305.3** | 288.6 |
| Effect of dilutive securities | | | | |
| Exercise of share options and warrants (a) | **—** | 1.2 | **0.2** | — |
| Diluted total weighted average Common Shares and Non-Voting Shares outstanding | **306.6** | 290.4 | **305.5** | 288.6 |

(a) Share options, in the amount of 1.4 for the six month period ended June 30, 2001, were excluded from the calculations as they were anti-dilutive.

## 8. Share-Based Compensation

The Company applies the intrinsic value based method of accounting for share-based compensation awards granted to employees. Accordingly, no compensation cost is recorded in the accounts for its share option plans. For share options granted after 2001, disclosure of the impact on earnings and earnings per share as if the fair value based method of accounting for the share-based compensation had been applied is required. Such impact, using weighted average fair values of $4.85 and $7.70 for options granted in the three month and six month periods ended June 30, 2002, respectively, would approximate the following pro forma amounts:

| Periods ended June 30, 2002<br>(millions except per share amounts) | Three months | Six months |
|---|---|---|
| Compensation cost | **$ 1.5** | **$ 2.4** |
| Net income | | |
| As reported | **$ 18.4** | **$ 17.6** |
| Pro forma | **$ 16.9** | **$ 15.2** |
| Net income per Common Share and Non-Voting Share ($) | | |
| Basic and diluted – net income | | |
| As reported | **0.05** | **0.04** |
| Pro forma | **0.05** | **0.03** |

The fair value of each option granted is estimated on the date of grant using the Black-Scholes model with weighted average assumption for grants as follows:

| Periods ended June 30, 2002 | Three months | Six months |
|---|---|---|
| Risk free interest rate | **5.9%** | **5.9%** |
| Expected lives (years) | **10** | **10** |
| Expected volatility | **36%** | **35%** |
| Dividend rate | **4.0%** | **3.6%** |




TELUS®

## 9. Capital Assets, Net

| (millions) | Cost | Accumulated Depreciation and Amortization | Net Book Value As at June 30, 2002 | Net Book Value As at December 31, 2001 |
|---|---|---|---|---|
| Property, plant, equipment and other | | | | |
| Telecommunications assets | $ 15,213.4 | $ 9,219.6 | **$ 5,993.8** | $ 6,009.2 |
| Assets leased to customers | 411.2 | 326.5 | **84.7** | 95.9 |
| Buildings | 1,410.2 | 654.6 | **755.6** | 779.6 |
| Office equipment and furniture | 766.8 | 509.5 | **257.3** | 261.2 |
| Assets under capital lease | 58.6 | 42.3 | **16.3** | 25.1 |
| Other | 409.3 | 244.4 | **164.9** | 144.2 |
| Land | 55.4 | — | **55.4** | 58.9 |
| Plant under construction | 826.1 | — | **826.1** | 512.9 |
| Materials and supplies | 42.5 | — | **42.5** | 53.6 |
| | 19,193.5 | 10,996.9 | **8,196.6** | 7,940.6 |
| Intangible assets subject to amortization | | | | |
| Subscriber base | 359.5 | 36.9 | **322.6** | 332.4 |
| Software | 960.8 | 416.4 | **544.4** | 553.8 |
| Access to rights-of-way and other | 93.8 | 17.5 | **76.3** | 79.4 |
| | 1,414.1 | 470.8 | **943.3** | 965.6 |
| Intangible assets with indefinite lives | | | | |
| Spectrum licences (a) | 3,961.9 | 1,018.3 | **2,943.6** | 3,853.6 |
| | $ 24,569.5 | $ 12,486.0 | **$ 12,083.5** | $ 12,759.8 |

(a) Accumulated amortization of spectrum licences is amortization recorded prior to 2002 and the transitional impairment amount (see Note 2(a)).

Included in capital expenditures for the three month and six month periods ended June 30, 2002, were additions of intangible assets subject to amortization of $103.0 million (2001 – $73.6 million) and $138.3 million (2001 – $101.6 million), respectively.

## 10. Deferred Charges

| (millions) | As at June 30, 2002 | As at December 31, 2001 |
|---|---|---|
| Pension plan contributions in excess of charges to income | **$ 309.1** | $ 271.5 |
| Cost of issuing debt securities, less amortization | **66.3** | 68.7 |
| Deferred hedging asset | **—** | 190.1 |
| Deferred customer activation, installation and end-user wireless handset costs (a) | **127.7** | 122.5 |
| Other | **26.3** | 32.4 |
| | **$ 529.4** | $ 685.2 |

(a) Upfront customer activation fees and wireless handset revenues arising from sales to end-users, along with the corresponding direct costs not in excess of revenues, are deferred and recognized over the average expected term of the customer relationship.

## 11. Goodwill

During the first quarter of 2002, the Company updated its estimate of the net income tax benefits that were obtained in the course of acquiring Clearnet Communications Inc. on October 19, 2000. This has resulted in an increase to the future income tax asset of $126.2 million, which has been recorded as a reduction of the unamortized balance of goodwill arising from the acquisition.

Goodwill additions, arising from acquisitions, for the three month and six month periods ended June 30, 2002, were $0.6 million (2001 – $196.8 million) and $2.9 million (2001 – $196.8 million), respectively.


TELUS®

## 12. Cash and Temporary Investments, Net of Outstanding Items

Cash and temporary investments, net of outstanding items, represents outstanding cheques written but not cleared by the bank as at the balance sheet date and is supported by an unsecured overdraft facility.

## 13. Long-Term Debt

(millions)

| *Series* | *Rate* | *Maturity* | **As at June 30, 2002** | As at December 31, 2001 |
|---|---|---|---|---|
| TELUS Corporation Notes | | | | |
| CA | 7.5% | June 2006 | **$ 1,590.3** | $ 1,589.1 |
| U.S. | 7.5% | June 2007 | **1,949.8** | 2,062.1 |
| U.S. | 8.0% | June 2011 | **2,997.7** | 3,171.1 |
| | | | **6,537.8** | 6,822.3 |
| TELUS Corporation Bank Facility | | May 2004 | **1,069.0** | 485.0 |
| TELUS Communications Inc. Debentures | | | | |
| 1 | 12.00% | May 2010 | **50.0** | 50.0 |
| 2 | 11.90% | November 2015 | **125.0** | 125.0 |
| 3 | 10.65% | June 2021 | **175.0** | 175.0 |
| 4 | 9.15% | April 2002 | **—** | 1.0 |
| 5 | 9.65% | April 2022 | **249.0** | 249.0 |
| A | 9.50% | August 2004 | **200.0** | 200.0 |
| B | 8.80% | September 2025 | **200.0** | 200.0 |
| | | | **999.0** | 1,000.0 |
| TELUS Communications Inc. Medium Term Note Debentures issued at varying rates of interest up to 7.25% (2001 – 7.25%) and maturing on various dates up to 2003 | | | **220.0** | 325.0 |
| TELUS Communications (Québec) Inc. First Mortgage Bonds | | | | |
| T | 10.80% | March 2003 | **30.0** | 30.0 |
| U | 11.50% | July 2010 | **30.0** | 30.0 |
| | | | **60.0** | 60.0 |
| TELUS Communications (Québec) Inc. Medium Term Notes | | | | |
| 1 | 7.10% | February 2007 | **70.0** | 70.0 |
| Clearnet Inc. Redeemable Senior Discount Notes | | | | |
| 2007 Notes | 11.75% | August 2007 | **0.7** | 0.7 |
| 2008 Notes | 10.40% | May 2008 | **0.4** | 0.4 |
| Feb. 2009 Notes | 10.75% | February 2009 | **0.2** | 0.2 |
| May 2009 Notes | 10.125% | May 2009 | **0.2** | 0.2 |
| | | | **1.5** | 1.5 |
| Capital leases issued at varying rates of interest up to 10.25% and maturing on various dates up to 2005 | | | **17.2** | 24.8 |
| Other | | | **7.2** | 8.2 |
| Total debt | | | **8,981.7** | 8,796.8 |
| Less – current maturities | | | **265.7** | 145.4 |
| Long-term Debt | | | **$ 8,716.0** | $ 8,651.4 |




TELUS

## 14. Other Long-Term Liabilities

| (millions) | As at June 30, 2002 | As at December 31, 2001 |
|---|---|---|
| Deferred gain on sale-leaseback of buildings | $ 116.6 | $ 121.4 |
| Pension and other post-retirement liabilities | 141.9 | 139.1 |
| Deferred hedging liability | 97.6 | — |
| Deferred customer activation and installation fees and wireless handset revenues arising from sales to end-users (a) | 127.7 | 122.5 |
| Other | 41.6 | 49.6 |
| | $ 525.4 | $ 432.6 |

(a) Upfront customer activation fees and wireless handset revenues arising from sales to end-users, along with the corresponding direct costs not in excess of revenues, are deferred and recognized over the average expected term of the customer relationship.

## 15. Common Equity

### (a) Details of Common Equity

| (millions) | As at June 30, 2002 | As at December 31, 2001 |
|---|---|---|
| Common equity | | |
| Common Shares (b) | $ 2,241.2 | $ 2,186.4 |
| Non-Voting Shares (b) | 2,903.5 | 2,861.4 |
| Options and warrants (c) | 56.6 | 57.6 |
| Accrual for shares issuable under incentive plan (d) | 0.3 | — |
| Retained earnings | 980.4 | 1,654.8 |
| Contributed surplus | 7.4 | 7.4 |
| | $ 6,189.4 | $ 6,767.6 |

### (b) Changes in Common Shares and Non-Voting Shares

| Periods ended June 30, 2002 | Three months | | Six months | |
|---|---|---|---|---|
| | Number of shares | Amount (millions) | Number of shares | Amount (millions) |
| **Common Shares** | | | | |
| Beginning of period | 182,822,658 | $ 2,217.2 | 181,386,310 | $ 2,186.4 |
| Exercise of share options | — | — | 77,937 | 1.7 |
| Exercise of pre-emptive rights | 235,131 | 5.2 | 596,993 | 13.3 |
| Employees' purchase of shares | 1,211,510 | 17.5 | 2,159,259 | 37.3 |
| Dividends reinvested in shares | 72,771 | 1.3 | 121,571 | 2.5 |
| End of period | 184,342,070 | $ 2,241.2 | 184,342,070 | $ 2,241.2 |
| **Non-Voting Shares** | | | | |
| Beginning of period | 121,756,678 | $ 2,882.7 | 120,840,391 | $ 2,861.4 |
| Exercise of share options | 3,084 | 0.1 | 30,511 | 0.7 |
| Exercise of warrants | — | — | 28,667 | 1.1 |
| Dividend Reinvestment and Share Purchase Plan (e) | | | | |
| Dividends reinvested in shares | 1,180,171 | 20.3 | 2,023,440 | 39.6 |
| Optional cash payments | 30,782 | 0.4 | 47,706 | 0.7 |
| End of period | 122,970,715 | $ 2,903.5 | 122,970,715 | $ 2,903.5 |

### (c) Share Option Plans and Warrants

At June 30, 2002, 26,031,476 (December 31, 2001 – 26,571,268) shares remained reserved for issuance under the option plans. At June 30, 2002, 754,243 (December 31, 2001 – 782,910) warrants remained outstanding.

**(d) Channel Stock Incentive Plan**

The Company initiated the Plan to increase sales of various products and services by providing additional performance-based compensation in the form of Non-Voting Shares. The Company has reserved 300,000 shares for issuance under the Plan. As at June 30, 2002, shares earned, but not yet issued, are accrued as a component of Common Equity.

**(e) Dividend Reinvestment and Share Purchase Plan**

The Company has a Dividend Reinvestment and Share Purchase Plan under which eligible shareholders may acquire Non-Voting Shares through the reinvestment of dividends and additional optional cash payments. Excluding Non-Voting Shares purchased by way of additional optional cash payments, at the Company's discretion it may offer the Non-Voting Shares at up to a 5% discount from the market price. Shares purchased through optional cash payments are subject to a minimum investment of $100 and a maximum investment of $20,000 per calendar year. Under this Plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. Prior to July 1, 2001, when the acquisition of shares from Treasury commenced, all Non-Voting Shares were acquired on the market at normal trading prices.

## 16. Commitments and Contingent Liabilities

**(a) CRTC Decision 2002 – 34 Deferral Account**

On May 30, 2002, the CRTC issued Decision 2002 – 34 and introduced the concept of a deferral account (see Note 2(c)). The Company records a liability to the extent that activities it has undertaken, other qualifying events and realized rate reductions for Competitor Services do not extinguish it. Management is required to make estimates and assumptions in respect of the offsetting nature of these items. If the CRTC, upon its annual review of the Company's deferral account, disagrees with management's estimates and assumptions, the CRTC may adjust the deferral account balance and such adjustment may be material.

**(b) Operational Efficiency Program Initiatives**

On July 11, 2002, the Company announced a new major phase of its Operational Efficiency Program, which consists of over 30 initiatives involving revenue enhancement, expense efficiencies, and capital expenditure efficiencies. The newly announced program, aimed at improving the Company's operational efficiency and competitiveness, includes the Early Retirement Incentive Plan ("ERIP") and the Voluntary Departure Incentive Plan ("VDIP") that was offered to 11,000 eligible bargaining unit employees announced on June 7, 2002. Operational and productivity improvements will result in the reduction of 3,000 to 3,500 positions from streamlining business processes, reducing the TELUS product portfolio and processes that support them, optimizing the use of real estate, networks and other assets, improving customer order management, and reducing the scope of corporate support functions. Operational and administrative function consolidation for network infrastructure provisioning, dispatch and planning functions, and clerical work will result in the reduction of about 600 positions. The Company's customer contact centres will be consolidated from 66 offices in 20 communities to 28 offices in nine communities, resulting in the elimination of about 1,800 positions. Thirty-three of 40 TELUS stores will be closed; TELUS Mobility stores will not be affected by this initiative. These changes are being implemented concurrent with the announcement date. Office consolidation and store closures will be largely completed by December 31, 2002, with other changes implemented over a period ending in July 2003.

These changes combined are expected to result in the reduction of approximately 6,000 positions in 2002 and 2003. The reductions involve approximately 5,000 bargaining unit and 1,000 management positions. It is expected that most of the bargaining unit departures will be pursuant to the ERIP and VDIP incentive plans. The expense and liability for the ERIP and VDIP programs are recognized when the employee accepts the Company's formalized offer, and as at June 30, 2002, incentive package costs of $3.1 million were recorded for employees who departed in the second quarter. The future cost of all the initiatives, including ERIP, VDIP and other operational efficiency pursuits, estimated to be in the range of $400 million to $500 million, is expected to be recorded later this year, when all the requirements to do so have been met. See Note 3.




TELUS®

## 17. Net Change in Non-Cash Working Capital

### (a) Continuing Operations:

| Periods ended June 30 (millions) | Three months 2002 | Three months 2001 | Six months 2002 | Six months 2001 |
|---|---|---|---|---|
| Accounts receivable | **$ 72.3** | $ (85.9) | **$ 42.3** | $ (16.1) |
| Income and other taxes receivable | **(25.9)** | (14.7) | **(58.7)** | 3.0 |
| Inventories | **7.5** | 11.5 | **17.5** | 35.7 |
| Prepaid expenses and other | **(12.3)** | 7.4 | **(51.6)** | (81.0) |
| Accounts payable and accrued liabilities | **(121.0)** | 266.9 | **(120.8)** | 117.7 |
| Advance billings and customer deposits | **(35.9)** | 20.5 | **(14.5)** | 46.3 |
| Reclassification of restructuring charges | **38.4** | — | **59.1** | (149.7) |
| Other | **—** | (9.1) | **—** | (10.6) |
| | **$ (76.9)** | $ 196.6 | **$ (126.7)** | $ (54.7) |

### (b) Discontinued Operations:

| Periods ended June 30 (millions) | Three months 2002 | Three months 2001 | Six months 2002 | Six months 2001 |
|---|---|---|---|---|
| Operating cash flow | **$ (0.2)** | $ 17.0 | **$ 0.2** | $ 38.7 |
| Accounts receivable | **—** | 2.8 | **—** | 3.3 |
| Accounts payable and accrued liabilities | **—** | (3.9) | **—** | (4.1) |
| | **$ (0.2)** | $ 15.9 | **$ 0.2** | $ 37.9 |

## 18. Segmented Information

| Three months ended June 30 (millions) | Communications 2002 | Communications 2001 | Mobility (a) 2002 | Mobility (a) 2001 | Eliminations 2002 | Eliminations 2001 | Consolidated (a) 2002 | Consolidated (a) 2001 |
|---|---|---|---|---|---|---|---|---|
| External revenue | **$ 1,260.4** | $ 1,287.9 | **$ 487.6** | $ 429.8 | **$ —** | $ — | **$ 1,748.0** | $ 1,717.7 |
| Inter-segment revenue | **26.1** | 16.5 | **4.2** | 4.1 | **(30.3)** | (20.6) | **—** | — |
| Total operating revenue | **1,286.5** | 1,304.4 | **491.8** | 433.9 | **(30.3)** | (20.6) | **1,748.0** | 1,717.7 |
| Operations expenses | **784.3** | 796.3 | **373.0** | 327.7 | **(30.3)** | (20.6) | **1,127.0** | 1,103.4 |
| EBITDA (b) | **$ 502.2** | $ 508.1 | **$ 118.8** | $ 106.2 | **$ —** | $ — | **$ 621.0** | $ 614.3 |
| Capital expenditures | **$ 407.9** | $ 454.2 | **$ 140.7** | $ 153.5 | **$ —** | $ — | **$ 548.6** | $ 607.7 |
| Purchase of spectrum | **—** | — | **—** | — | **—** | — | **—** | — |
| | **$ 407.9** | $ 454.2 | **$ 140.7** | $ 153.5 | **$ —** | $ — | **$ 548.6** | $ 607.7 |

| Six months ended June 30 (millions) | Communications 2002 | Communications 2001 | Mobility (a) 2002 | Mobility (a) 2001 | Eliminations 2002 | Eliminations 2001 | Consolidated (a) 2002 | Consolidated (a) 2001 |
|---|---|---|---|---|---|---|---|---|
| External revenue | **$ 2,511.3** | $ 2,538.1 | **$ 934.7** | $ 851.2 | **$ —** | $ — | **$ 3,446.0** | $ 3,389.3 |
| Inter-segment revenue | **48.0** | 37.9 | **8.3** | 8.7 | **(56.3)** | (46.6) | **—** | — |
| Total operating revenue | **2,559.3** | 2,576.0 | **943.0** | 859.9 | **(56.3)** | (46.6) | **3,446.0** | 3,389.3 |
| Operations expenses | **1,590.4** | 1,526.7 | **701.6** | 677.2 | **(56.3)** | (46.6) | **2,235.7** | 2,157.3 |
| EBITDA (b) | **$ 968.9** | $ 1,049.3 | **$ 241.4** | $ 182.7 | **$ —** | $ — | **$ 1,210.3** | $ 1,232.0 |
| Capital expenditures | **$ 717.0** | $ 815.7 | **$ 237.5** | $ 255.0 | **$ —** | $ — | **$ 954.5** | $ 1,070.7 |
| Purchase of spectrum | **—** | — | **—** | 355.9 | **—** | — | **—** | 355.9 |
| | **$ 717.0** | $ 815.7 | **$ 237.5** | $ 610.9 | **$ —** | $ — | **$ 954.5** | $ 1,426.6 |

(a) External revenue for Mobility has been reclassified for 2001 (see Note 2(b)).
(b) Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is defined as operating revenues less operations expense and, as defined, excludes restructuring and workforce reduction costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of business units and is utilized in measuring compliance with debt covenants.



**19. Related Party Transactions**

In 2001, the Company entered into an agreement with Verizon Communications Inc., a significant shareholder, with respect to acquiring certain rights to Verizon's software, technology, services and other benefits, thereby replacing and amending a previous agreement between the Company and GTE Corporation. The agreement is renewable annually at the Company's sole option up to December 31, 2008. As of June 30, 2002, $253.0 million of specified software licences and a trade mark licence have been acquired and recorded as capital assets. These assets are valued at fair market value as determined by an arm's-length party's appraisal. In addition, in the normal course of operations and on market terms and conditions, ongoing services and other benefits have been received and expensed. Assuming renewal through to 2008, the total commitment under the new agreement is U.S.$377 million for the period 2001 to 2008.

| Periods ended June 30 | Three months | | Six months | |
|---|---|---|---|---|
| (millions) | **2002** | 2001 | **2002** | 2001 |
| Verizon agreement | | | | |
| Specified software licenses and trademark license acquired and recorded as capital | **$ 27.4** | $ 42.0 | **$ 53.7** | $ 82.9 |
| Ongoing services and benefits expensed | **$ 11.8** | $ 19.6 | **$ 25.3** | $ 39.0 |
| Sales to Verizon | **$ 11.7** | $ 7.5 | **$ 14.4** | $ 14.1 |




TELUS

## 20. Differences Between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles (GAAP) in Canada. The principles adopted in these financial statements conform in all material respects to those generally accepted in the United States except as summarized below. Significant differences between Canadian GAAP and U.S. GAAP would have the following effect on reported net income of the Company:

| Periods ended June 30 | Three months | | Six months | |
|---|---|---|---|---|
| (millions except per share amounts) | **2002** | 2001 | **2002** | 2001 |
| Net income (loss) from continuing operations in accordance with Canadian GAAP | **$ 18.6** | $ 41.2 | **$ 17.4** | $ (119.2) |
| Adjustments: | | | | |
| Decrease in depreciation expense (b) | **9.0** | 9.0 | **17.9** | 17.9 |
| Decrease in interest expense (c) | **2.4** | 9.1 | **4.8** | 18.3 |
| Amortization of intangible assets (d) | **(20.4)** | (29.9) | **(40.9)** | (59.8) |
| Goodwill amortization (e) | **—** | (5.1) | **—** | (10.1) |
| Asset impairment – decrease in depreciation (f) | **18.1** | 18.1 | **36.1** | 36.1 |
| Change in future employee benefits (g) | **(4.3)** | (4.2) | **(8.5)** | (8.5) |
| Amortization of additional goodwill – Clearnet purchase (h) | **—** | (1.7) | **—** | (3.3) |
| Interest on convertible debentures (i) | **(1.7)** | (1.7) | **(3.3)** | (3.3) |
| Accounting for derivatives (j) | **0.6** | (0.3) | **(0.5)** | (1.0) |
| Deferral of financing charges net of amortization (k) | **—** | (64.9) | **—** | — |
| Gain on early redemption of debt (l) | **—** | (58.9) | **—** | (58.9) |
| Taxes on the above adjustments | **(1.6)** | 39.0 | **(4.2)** | 9.3 |
| Revaluation of deferred income tax assets and liabilities (m) | **—** | (66.3) | **—** | (66.3) |
| Net income (loss) from continuing operations in accordance with U.S. GAAP | **20.7** | (116.6) | **18.8** | (248.8) |
| Extraordinary item | **—** | 45.6 | **—** | 45.6 |
| Discontinued operations | **(0.2)** | 18.7 | **0.2** | 38.7 |
| Income (loss) before effect of change in accounting principle | **20.5** | (52.3) | **19.0** | (164.5) |
| Effect of change in accounting principles for intangible assets and goodwill (n) | **—** | — | **(1,701.6)** | — |
| Net income (loss) in accordance with U.S. GAAP | **20.5** | (52.3) | **(1,682.6)** | (164.5) |
| Other comprehensive income (loss) (j)(p) | **73.1** | (64.4) | **24.1** | (72.7) |
| Comprehensive income (loss) in accordance with U.S. GAAP | **$ 93.6** | $ (116.7) | **$ (1,658.5)** | $ (237.2) |
| Income (loss) per share under U.S. GAAP (basic and diluted): | | | | |
| Continuing operations | **$ 0.06** | $ (0.40) | **$ 0.06** | $ (0.87) |
| Extraordinary items | **—** | 0.16 | **—** | 0.16 |
| Discontinued operations | **—** | 0.06 | **—** | 0.13 |
| Before effect of change in accounting principles for intangible assets and goodwill | **0.06** | (0.18) | **0.06** | (0.58) |
| Effect of change in accounting principles for intangible assets and goodwill | **—** | — | **(5.57)** | — |
| Net income (loss) | **$ 0.06** | $ (0.18) | **$ (5.51)** | $ (0.58) |


TELUS®

The following is a restatement of major balance sheet categories to reflect the application of U.S. GAAP:

| (millions) | As at June 30, 2002 | As at December 31, 2001 |
|---|---|---|
| Current assets | **$ 1,485.9** | $ 1,442.6 |
| Capital assets | | |
| Property, plant, equipment and other | **8,042.8** | 7,732.7 |
| Intangible assets subject to amortization | **2,887.3** | 2,950.5 |
| Intangible assets with indefinite lives (n) | **2,943.6** | 5,553.3 |
| Goodwill | **3,612.1** | 3,739.5 |
| Deferred income taxes | **1,123.9** | 1,072.1 |
| Other assets | **680.5** | 798.0 |
| | **$ 20,776.1** | $ 23,288.7 |
| Current liabilities | **$ 1,781.4** | $ 1,860.1 |
| Long-term debt | **8,889.4** | 8,829.7 |
| Other long-term liabilities | **525.4** | 432.6 |
| Deferred income taxes | **1,683.0** | 2,614.3 |
| Non-controlling interest | **8.7** | 8.0 |
| Shareholders' equity | **7,888.2** | 9,544.0 |
| | **$ 20,776.1** | $ 23,288.7 |

The following is a reconciliation of shareholders' equity incorporating the differences between Canadian and U.S. GAAP:

| (millions) | As at June 30 2002 | 2001 |
|---|---|---|
| Shareholders' Equity under Canadian GAAP | **$ 6,408.7** | $ 6,415.3 |
| Adjustments: | | |
| Purchase versus Pooling Accounting (a) – (e), (n) | **1,562.3** | 2,300.6 |
| Asset impairment (f) | **(57.7)** | (92.2) |
| Additional goodwill on Clearnet purchase (h) | **123.5** | 126.8 |
| Reclassification of convertible debentures from equity to debt (i) | **(149.6)** | (151.8) |
| Accounting for derivatives (j) | **(3.2)** | (1.0) |
| Other comprehensive income (loss) (p) | **4.2** | (72.7) |
| Shareholders' Equity under U.S. GAAP | **$ 7,888.2** | $ 8,525.0 |

### (a) Merger of BC TELECOM and TELUS

The business combination between BC TELECOM and TELUS Corporation (renamed TELUS Holdings Inc. which was wound up June 1, 2001) was accounted for using the pooling of interests method under Canadian GAAP. Under Canadian GAAP, the application of the pooling of interests method of accounting for the merger of BC TELECOM and TELUS Holdings Inc. resulted in a restatement of prior periods as if the two companies had always been combined. Under U.S. GAAP, the merger is accounted for using the purchase method. Use of the purchase method results in TELUS (TELUS Holdings Inc.) being acquired by BC TELECOM for $4,662.4 million (including merger related costs of $51.9 million) effective January 31, 1999.

### (b) Depreciation

Under the purchase method, TELUS' capital assets on acquisition have been recorded at fair value rather than at their underlying cost (book values) to TELUS. Therefore, depreciation of such assets based on fair values at the date of acquisition under U.S. GAAP will be different than TELUS' depreciation based on underlying cost (book values).

### (c) Interest

Under the purchase method, TELUS' long-term debt on acquisition has been recorded at its fair value rather than at its underlying cost (book value) to TELUS. Therefore, interest expense calculated on the debt based on fair values at the date of acquisition under U.S. GAAP will be different than TELUS' interest expense based on underlying cost (book value).




TELUS

**(d) Intangible Assets**

As TELUS' intangible assets on acquisition have been recorded at their fair value, amortization of such assets, other than for those with indefinite lives, needs to be included under U.S. GAAP; consistent with prior years, amortization is calculated using the straight-line method. As required (see (n) and Note 2(a)), the Company reviewed the estimated useful lives associated with its intangible assets that are subject to amortization. Generally Accepted Accounting Principles require that changes in estimates, such as the useful lives of assets, be applied prospectively. The Company's review resulted in the following changes, effected in the first quarter of 2002, to the estimated useful lives:

| | Assigned Fair Value on Acquisition | Estimated useful lives Current | Former |
|---|---|---|---|
| Subscribers – wireline | $1,950.0 million | 50 years | 40 years |
| Spectrum licences | $1,833.3 million | indefinite(n) | 40 years |
| Subscribers – wireless | $ 250.0 million | 7 years | 10 years |

**(e) Goodwill**

Under the purchase method of accounting, TELUS' assets and liabilities at acquisition have been recorded at their fair values with the excess purchase price being allocated to goodwill in the amount of $403.1 million. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill will be periodically tested for impairment (see (n)).

**(f) Asset Impairment**

In assessing if a capital asset is impaired, estimated future net cash flows are not discounted in computing the net recoverable amount. Under Canadian GAAP, the impairment amount recorded is the excess of the carrying amount over the recoverable amount; under U.S. GAAP the impairment amount recorded is the excess of the carrying amount over the discounted estimated future net cash flows that were used to determine the net recoverable amount. Under U.S. GAAP the net of tax charge taken in 1998 would be $232.2 million higher and would not be considered an extraordinary item. The annual depreciation expense would be approximately $72 million lower subsequent to when the increased impairment charge was taken under U.S. GAAP.

**(g) Future Employee Benefits**

Under U.S. GAAP, TELUS' future employee benefit assets and obligations have been recorded at their fair values on acquisition. Accounting for future employee benefits under Canadian GAAP changed to become more consistent with U.S. GAAP effective January 1, 2000. Canadian GAAP provides that the transitional balances can be accounted for prospectively. Therefore, to conform to U.S. GAAP, the amortization of the transitional amount needs to be removed from the future employee benefit expense.

**(h) Additional Goodwill on Clearnet purchase**

Under U.S. GAAP, shares issued by the acquirer to affect an acquisition are measured at the date the acquisition was announced; however, under Canadian GAAP, at the time the transaction took place, shares issued to effect an acquisition were measured at the transaction date. This results in the purchase price under U.S. GAAP being $131.4 million higher than under Canadian GAAP. The resulting difference is assigned to goodwill. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill will be periodically tested for impairment (see Note 2(a)).

**(i) Convertible Debentures**

Under Canadian GAAP, financial instruments such as the convertible debentures are classified as debt or equity according to their substance rather than their legal form. Accordingly, due to the substance of the transaction the convertible debentures have been classified as equity and the corresponding interest expense and the amortization of issue costs has been charged to the retained earnings rather than to the Consolidated Statements of Income. Pursuant to U.S. GAAP, the convertible debentures would be included in long-term debt. The corresponding interest expense on the convertible debentures and the amortization of issue costs are charged to the Consolidated Statements of Income.



**(j) Accounting for Derivatives**
On January 1, 2001, the Company adopted the provisions of FAS 133, "Accounting For Derivative Instruments and Hedging Activities." This standard requires all derivatives be recognized as either assets or liabilities and measured at fair value. This is different from the Canadian GAAP treatment for financial instruments. Under U.S. GAAP, derivatives, which are fair value hedges, together with the financial instrument being hedged, will be marked to market with adjustments reflected in income and derivatives, which are cash flow hedges, will be marked to market with adjustments reflected in comprehensive income. As a result of adopting the statement, the Company recorded an expense arising from the cumulative effect of the change in accounting principle.

**(k) Deferral of Financing Charges Net of Amortization**
Under Canadian GAAP, the financing fees associated with the bridge financing have been written off due to the existence of a new credit facility. Under U.S. GAAP, financing fees are taken into account in the calculation of the gain or loss when the associated debt is extinguished. As the associated debt has not yet been extinguished, the financing fees associated with the bridge financing would continue to be amortized over the remaining life of the debt.

**(l) Gain on Redemption of Long-Term Debt**
Under Canadian GAAP, gains realized as a result of repayment of long-term debt prior to maturity are accounted for as part of income from continuing operations. Under U.S. GAAP, these amounts are considered to be extraordinary items.

**(m) Revaluation of Deferred Income Tax Assets and Liabilities**
Canadian GAAP requires recognition of a change in tax laws or rates when the change is "substantively enacted." Thus, recognition may precede actual enactment by a period of several months. U.S. GAAP (FAS 109) requires recognition upon actual enactment, which is the date that the tax change in signed into law.

**(n) Intangible Asset Transitional Impairment Amount and Goodwill**
Commencing January 1, 2002, in Canada and the United States, new Generally Accepted Accounting Principles for intangible assets with an indefinite life and goodwill apply to the Company (FAS 142, "Goodwill and Other Intangible Assets")(see Note 2(a)). As one part of the transitional implementation, intangible assets with indefinite lives were tested for impairment as at January 1, 2002. Any such transitional impairment amount arising is considered to arise from a change in accounting policy and is charged to earnings, in the period the change is effected, after determining net income from operations. As a result of the differing accounting treatment afforded the merger of BC TELECOM and TELUS (see (a) and (d)), the recorded value of intangible assets with indefinite lives differs materially between Canadian and U.S. GAAP. The Company has assessed its intangible assets with indefinite lives and determined it necessary to record a transitional impairment amount of $595.2 million ($910.0 million before tax) for purposes of Canadian GAAP; a transitional impairment of $1,701.6 million ($2,609.7 million before tax) was required under U.S. GAAP. The transitional impairment amount, under both Canadian and U.S. GAAP, reduced the carrying values of the intangible assets with indefinite lives to the same amounts, thus eliminating the corresponding GAAP difference.

Similarly, goodwill is also to be tested for impairment as at January 1, 2002, by June 30, 2002, and any transitional impairment amount would also be considered to arise from a change in accounting policy and is charged to earnings, in the period the change is effected, after determining net income from operations. The Company completed this test in the first quarter of 2002. By applying the prescribed method of comparing the fair value of its reporting units to the carrying amounts of its reporting units, the Company has assessed its goodwill and determined that there was no goodwill transitional impairment amount. Consistent with current industry-specific valuation methods, the Company used a combination of the discounted cash flow model and the market comparable approach for determining the fair value of its reporting units.

In accordance with the new requirements, income (loss) before extraordinary items and net income (loss) for prior periods presented are to be adjusted to exclude amortization expense (including any related tax effects) recognized in those periods related to goodwill and intangible assets with indefinite lives; the corresponding per share amounts are also required to be adjusted.




TELUS®



| Periods ended June 30 (millions except per share amounts) | Three months 2002 | 2001 | Six months 2002 | 2001 |
|---|---|---|---|---|
| Income (loss) in accordance with U.S. GAAP | | | | |
| Continuing operations | **$ 20.7** | $ (116.6) | **$ 18.8** | $ (248.8) |
| Discontinued operations | **(0.2)** | 18.7 | **0.2** | 38.7 |
| Income (loss) before extraordinary item, as reported | **20.5** | (97.9) | **19.0** | (210.1) |
| Add back: Goodwill amortization | **—** | 49.8 | **—** | 96.9 |
| Amortization of intangible assets with indefinite lives (a) | **—** | 18.8 | **—** | 37.6 |
| Income (loss) before extraordinary item, as adjusted | **$ 20.5** | $ (29.3) | **$ 19.0** | $ (75.6) |
| Basic and diluted income (loss) per share under U.S. GAAP | | | | |
| Continuing operations | **$ 0.06** | $ (0.40) | **$ 0.06** | $ (0.87) |
| Discontinued operations | **—** | 0.06 | **—** | 0.13 |
| Income (loss) before extraordinary item, as reported | **0.06** | (0.34) | **0.06** | (0.74) |
| Add back: Goodwill amortization | **—** | 0.17 | **—** | 0.34 |
| Amortization of intangible assets with indefinite lives (a) | **—** | 0.07 | **—** | 0.13 |
| Income (loss) before extraordinary item, as adjusted | **$ 0.06** | $ (0.10) | **$ 0.06** | $ (0.27) |

(a) Net of taxes of $14.8 and $29.8 for three month and six month periods ended June 30, 2001, respectively.

| Periods ended June 30 (millions except per share amounts) | Three months 2002 | 2001 | Six months 2002 | 2001 |
|---|---|---|---|---|
| Net income (loss) in accordance with U.S. GAAP | | | | |
| As reported | **$ 20.5** | $ (52.3) | **$ (1,682.6)** | $ (164.5) |
| Add back: Goodwill amortization | **—** | 49.8 | **—** | 96.9 |
| Amortization of intangible assets with indefinite lives (a) | **—** | 18.8 | **—** | 37.6 |
| As adjusted | **$ 20.5** | $ 16.3 | **$ (1,682.6)** | $ (30.0) |
| Basic and diluted income (loss) per share under U.S. GAAP | | | | |
| As reported | **$ 0.06** | $ (0.18) | **$ (5.51)** | $ (0.58) |
| Add back: Goodwill amortization | **—** | 0.17 | **—** | 0.34 |
| Amortization of intangible assets with indefinite lives (a) | **—** | 0.07 | **—** | 0.13 |
| As adjusted | **$ 0.06** | $ 0.06 | **$ (5.51)** | $ (0.11) |

(a) Net of taxes of $14.8 and $29.8 for three month and six month periods ended June 30, 2001, respectively.

**(o) Additional Disclosures Required under U.S. GAAP – Share-Based Compensation**

Generally Accepted Accounting Principles require disclosure of the impact on earnings and earnings per share as if the fair value based method of accounting had been applied for share-based compensation. Under Canadian GAAP, this is required in respect of awards made after 2001; under U.S. GAAP, this is required in respect of awards made after 1994. The fair values of the Company's options granted in 2002, and the weighted average assumptions used in estimating the fair values, are set out in Note 8. The fair value of the Company's options granted in the three month and six month periods ended June 30, 2001 were estimated using the Black-Scholes model with weighted average assumptions of 10 year expected terms, volatility of 23%, interest rates of 6.1% and 6.3%, respectively, and an expected dividend yield of 3.3%. Such impact, using the weighted average fair values of \$8.97 and \$9.76 for options granted in the three month and six month periods ended June 30, 2001 would approximate the following pro forma amounts:

| Periods ended June 30 | Three months | | Six months | |
|---|---|---|---|---|
| (millions except per share amounts) | **2002** | 2001 | **2002** | 2001 |
| Compensation cost | **$ 17.3** | $ 1.4 | **$ 36.7** | $ 29.3 |
| Net income (loss) | | | | |
| As reported | **$ 20.5** | $ (52.3) | **$ (1,682.6)** | $ (164.5) |
| Pro forma | **$ 3.2** | $ (53.7) | **$ (1,719.3)** | $ (193.8) |
| Net income (loss) per Common Share and Non-Voting Share ($) | | | | |
| Basic and diluted – net income (loss) | | | | |
| As reported | **0.06** | (0.18) | **(5.51)** | (0.58) |
| Pro forma | **0.01** | (0.19) | **(5.64)** | (0.67) |

**(p) Additional Disclosures Required Under U.S. GAAP – Comprehensive Income**

FAS 130, "Reporting Comprehensive Income", requires that a statement of comprehensive income be displayed with the same prominence as other financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by and distributions to owners. There is no requirement to disclose comprehensive income under Canadian GAAP.

## 21. Prior Period Presentation

The December 31, 2001 and June 30, 2001 amounts have been reclassified, where applicable, to conform with the 2002 presentation.

## 22. Subsequent Event

On July 26, 2002, TELUS Communications Inc. ("TCI"), a wholly-owned subsidiary of TELUS, signed an agreement with an arm's-length securitization trust under which TCI is able to sell an interest in certain of its receivables, and receivables that TCI will purchase from TELE-MOBILE COMPANY, a wholly-owned subsidiary of TELUS, up to a maximum of \$650 million. TCI is required to maintain at least a BBB(low) credit rating by Dominion Bond Rating Service, or the purchaser may require the sale program to be wound down.

Sale proceeds in respect of the new securitization of approximately \$500 million are expected to be received during the remainder of 2002.

The pool of receivables subject to this transaction is separate and distinct from those receivables sold to a different securitization trust, pursuant to an agreement dated November 20, 1997, and which is set to expire in November 2002.




TELUS®

**Forward-Looking Statements**

*This document and the management discussion and analysis contain statements about expected future events and financial and operating results that are forward-looking and subject to risks and uncertainties. TELUS' actual results, performance or achievement could differ materially from those expressed or implied by such statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations and may not reflect the potential impact of any future acquisitions, mergers or divestitures. Factors that could cause actual results to differ materially include but are not limited to: general business and economic conditions in TELUS' service territories across Canada; competition in wireline and wireless services, including voice, data and Internet services and within the Canadian telecommunications industry generally; levels of capital expenditures; corporate restructurings; successful implementation of operational efficiency programs; successful integration of acquisitions; capital and operating expense savings; the impact of credit rating changes; renewal of credit facilities; successful completion of a new accounts receivable securitization program; adverse regulatory action; collective labour agreement negotiations; technological advances; the effect of health and safety concerns and other risk factors described and listed from time to time in TELUS' reports, TELUS' comprehensive public disclosure documents, including the Annual Information Form, and in other filings with securities commissions in Canada and the U.S.*

*The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.*

## Management Discussion and Analysis

The following is a discussion of the consolidated financial condition and results of operations of TELUS Corporation (TELUS or the Company) for the three-month and six-month periods ended June 30, 2002 and 2001. This discussion contains forward-looking information that is qualified by reference to, and should be read in conjunction with, the Company's discussion regarding forward-looking statements (see "Forward-Looking Statements" above). The following should also be read in conjunction with the accompanying unaudited Consolidated Financial Statements of TELUS and notes thereto. The Consolidated Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), which differ in certain respects from U.S. GAAP. See Note 20 to the Consolidated Financial Statements for a summary of the principal differences between Canadian and U.S. GAAP as they relate to TELUS.

## Change in External Auditor

Effective with the current reporting period as a result of the partners and staff of the Canadian operations of Arthur Andersen LLP joining Deloitte and Touche LLP, Deloitte and Touche LLP has been appointed as the external auditor of TELUS.

## Accounting Policy Changes

The 2002 interim financial results reflect the adoption of two recent accounting pronouncements.

Earlier this year, the Company adopted the provisions of Financial Accounting Standards Board (FASB) EITF 01-9 regarding the accounting for consideration given by a vendor to a customer. The application of this standard by TELUS results in costs specific to the Mobility and Internet operations, which were previously recorded as operations expenses, being reclassified to offset revenues. Comparative revenues and operations expense for the three-month and six-month periods ending June 30, 2001 for Mobility operations have been reduced by $23.7 million and $59.1 million respectively, restated on a consistent basis with 2002 results - with no change to reported 2001 EBITDA or other key operating metrics such as COA. See Note 2(b) to the Consolidated Financial Statements for more information.

In addition, effective January 1, 2002, the Company has adopted the changes in accounting policy as required by CICA Handbook Section 3062 – Goodwill and Other Intangible Assets. As a result, the Company no longer amortizes goodwill or indefinite life intangible assets. In the three-month and six-month periods ended June 30, 2001, the pre-tax amortization expense associated with these items was $65.3 million and $128.1 million respectively.

Under Section 3062, rather than being systematically amortized, the value of intangible assets with indefinite lives and goodwill are periodically tested for impairment. In the first quarter, the Company assessed its intangible assets with indefinite lives, which are its wireless spectrum licences, and determined it necessary to record a transitional impairment amount of $595.2 million ($910 million before tax) as a charge to retained earnings. The Company also completed its test for transitional impairment for goodwill and determined that there was no transitional goodwill impairment amount. See Note 2(a) to the Consolidated Financial Statements for additional details.

**Regulatory Changes - Price Cap Decision provides regulatory framework going forward**

On May 30, 2002, the Canadian Radio-television and Telecommunications Commission (CRTC) announced its decision on the Regulatory Framework for the Second Price Cap Period for the Incumbent Local Exchange Carriers (ILECs), or CRTC Decision 2002-34, which established the framework for regulation of ILECs, including TELUS, except for its ILEC operations in Quebec. This decision covers a four-year period beginning June 2002.

The positive aspects of the CRTC decision were that it confirms TELUS' preferred regulatory model of facilities based competition, did not introduce the significantly larger discounts of up to 70% for use of incumbent facilities sought by competitors and allows TELUS to benefit as it becomes more efficient. On the negative side, the CRTC has extended the regulation of local prices and service levels, reduced the ability of companies to raise prices, introduced more complexity and caused additional negative impact to TELUS' earnings.

The consensus recommendation of the Canadian telecommunications industry to allow local rate increases to better reflect the costs of local service were turned down. This results in TELUS continuing to subsidize local phone service, especially in rural areas, because Decision 2002-34 provides strict limits on price increases.

TELUS announced on June 6, 2002, its initial findings on the expected financial impact of the CRTC decision, estimating a negative EBITDA impact of approximately $45 million in 2002 and a recurring annual negative EBITDA impact of approximately $75 million based on current assumptions. The second quarter 2002 negative EBITDA impact, effective for the month of June, was approximately $7.5 million. This is in part due to the CRTC allowing a reduction of between 15 to 20 per cent on the fees paid by Competitive Local Exchange Carriers (CLECs) for access to the TELUS network.

## Results of Operations

**Highlights**

| Three months ended June 30 | 2002 | 2001 | Change | % |
|---|---|---|---|---|
| ($ in millions except per share amounts) | | | | |
| Operating revenues | **1,748.0** | 1,717.7 | 30.3 | 1.8 |
| EBITDA[1] | **621.0** | 614.3 | 6.7 | 1.1 |
| Net income | **18.4** | 59.9 | (41.5) | (69.3) |
| Common Share and Non-Voting Share income | **15.8** | 57.3 | (41.5) | (72.4) |
| Earnings per share (EPS) | **0.05** | 0.20 | (0.15) | (75.0) |
| Capital expenditures – general | **548.6** | 607.7 | (59.1) | (9.7) |

| Six months ended June 30 | 2002 | 2001 | Change | % |
|---|---|---|---|---|
| ($ in millions except per share amounts) | | | | |
| Operating revenues | **3,446.0** | 3,389.3 | 56.7 | 1.7 |
| EBITDA | **1,210.3** | 1,232.0 | (21.7) | (1.8) |
| Net income (loss) | **17.6** | (80.5) | 98.1 | — |
| Common Share and Non-Voting Share income (loss) | **12.5** | (85.6) | 98.1 | — |
| Earnings (Loss) per share | **0.04** | (0.30) | 0.34 | — |
| Capital expenditures – wireless spectrum | — | 355.9 | (355.9) | (100.0) |
| Capital expenditures – general | **954.5** | 1,070.7 | (116.2) | (10.9) |

Operating revenue and EBITDA improved for the second quarter ended June 30, 2002, when compared with the same period one year ago. This reflected strong results for TELUS Mobility including increased net subscriber additions, 14% growth in Network revenue, and stable churn. Second quarter results for TELUS Communications, when compared with the same period last year, reflected mixed results including 27.1% data revenue growth driven in part by the 157% growth in high-speed Internet subscribers over the last twelve months, the receipt of a $40 million investment tax credit, and the negative EBITDA impacts of regulatory decisions.

Commencing January 1, 2002, operating revenues, EBITDA, and EPS were impacted by changes to the contribution revenues received and contribution expenses paid as a result of the following CRTC Decisions: 2000-745 on Changes to the Contribution Regime, 2001-238 on Restructured Bands, and 2002-34 on Price Caps (Regulatory Framework for the Second Price Cap Period). The impact of these decisions was a decrease in consolidated EBITDA of $68.9 million and $129.6 million for the three-month and six-month periods ended June 30, 2002 respectively, and a reduction in EPS of approximately 14 cents and 26 cents respectively, when compared to the same period one year earlier.

Net income and earnings per share decreased in the second quarter, when compared with the same period last year, primarily due to gains recorded in 2001: a $58.9 million pre-tax gain on financing and a $24.5 million pre-tax gain on sale of a fibre asset.

The discussion below is presented on a segmented basis for external revenues and total operations expenses. See the segmented disclosure in the TELUS Consolidated Financial Statements, Note 18.

[1] Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is defined as Operating revenues less Operations expense and, as defined, excludes Restructuring and workforce reduction costs.

The Company has issued guidance on and reports EBITDA because it is a key measure used by management to evaluate performance of business units and is utilized in measuring compliance with debt covenants. The Company also believes EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt. The Company believes EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon accounting methods or non-operating factors such as historical cost; and without regard to Restructuring and workforce reduction costs, which are transitional in nature. EBITDA is not a calculation based on Canadian or U.S. Generally Accepted Accounting Principles and should not be considered an alternative to Net income in measuring the Company's performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash which are disclosed in the Consolidated Statements of Cash Flows. Investors should carefully consider the specific items included in TELUS' computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

**Operating revenues – TELUS Communications**

| Three months ended June 30<br>($ in millions) | **2002** | 2001 | Change | % |
|---|---|---|---|---|
| Voice local | **531.6** | 524.0 | 7.6 | 1.5 |
| Voice contribution | **19.4** | 122.2 | (102.8) | (84.1) |
| Voice long distance | **254.5** | 267.1 | (12.6) | (4.7) |
| Data | **353.8** | 278.3 | 75.5 | 27.1 |
| Other | **101.1** | 96.3 | 4.8 | 5.0 |
| External operating revenue | **1,260.4** | 1,287.9 | (27.5) | (2.1) |
| Intersegment revenue | **26.1** | 16.5 | 9.6 | 58.2 |
| Total operating revenue | **1,286.5** | 1,304.4 | (17.9) | (1.4) |

| Six months ended June 30<br>($ in millions) | **2002** | 2001 | Change | % |
|---|---|---|---|---|
| Voice local | **1,056.5** | 1,027.7 | 28.8 | 2.8 |
| Voice contribution | **37.9** | 237.5 | (199.6) | (84.0) |
| Voice long distance | **519.9** | 544.1 | (24.2) | (4.4) |
| Data | **694.5** | 544.4 | 150.1 | 27.6 |
| Other | **202.5** | 184.4 | 18.1 | 9.8 |
| External operating revenue | **2,511.3** | 2,538.1 | (26.8) | (1.1) |
| Intersegment revenue | **48.0** | 37.9 | 10.1 | 26.6 |
| Total operating revenue | **2,559.3** | 2,576.0 | (16.7) | (0.6) |

Voice local revenue is generated from monthly access charges and enhanced services. Voice local revenue increased by $7.6 million (1.5%) and $28.8 million (2.8%) in the three-month and six-month periods ended June 30, 2002, respectively, when compared with the same periods one year ago. The local revenue increase was primarily due to growth in enhanced services revenue of $8.3 million for the quarter and $15.5 million year to date and additional access revenue from price increases implemented in 2001, somewhat offset by the impact of Decision 2002-34 commencing in June 2002, which reduced revenues by $5.0 million, and the impact of 43,000 fewer access lines than one year ago.

Between December 31, 2001 and June 30, 2002, network access lines decreased by 53,000 with ILEC consumer lines reduced by 35,000 and total business lines reduced by 18,000. Consumer line losses were mainly due to removal of second lines as a result of the significant increase in high-speed Internet subscribers, competitive losses, technological substitution including migration to wireless services, and a normal seasonality associated with university and college students in the second quarter. In the six-month period ended June 30, 2002, Non-ILEC business line gains exceeded ILEC business line losses to competitors by 7,000. This was more than offset by the reduction in business lines due to technological substitution to more efficient ISDN[2] services and economic factors. The combined ILEC business and consumer market share was estimated to be 97% at June 30, 2002, down slightly from 98% one year ago and December 31, 2001.

Voice contribution revenue decreased by $102.8 million (84.1%) for the three-month period ending June 30, 2002 and decreased by $199.6 (84.0%) for the six-month period ended June 30, 2002, when compared with the same periods one year ago. The change in contribution revenue resulted from CRTC Decisions 2000-745 on Changes to the Contribution Regime and 2001-238 on Restructured Bands, which reduced the revenues that TELUS received as a subsidy for providing service in high cost service areas in 2002. Under these decisions, there was also a decrease in contribution expense (or revenue tax) impacting both the Communications and Mobility segments in 2002 (see discussion under Operations expense).

Voice long distance revenue decreased by $12.6 million (4.7%) for the three-month period ended June 30, 2002 and decreased by $24.2 million (4.4%) for the six-month period ended June 30, 2002, when compared with the same periods one year ago. Wholesale settlement revenues decreased by $11.4 million and $22.3 million respectively as a result of lower inbound minute volumes from international carriers. Business long distance rates were also lower. These were partially offset by implementation of a $1.25 monthly long distance plan administration fee and a 2-cent per minute rate

[2] Integrated Services Digital Network

increase in consumer calling plans in February 2002. Revenue-based ILEC retail long distance market share was estimated to be 78% at June 30, 2002 - down slightly from 79% one year ago and December 31, 2001.

Data revenues include Enhanced/IP data services (services such as Internet access, hosting and applications, LAN/WAN, gateway service, internetworking, and remote access) and other data services (private line, switched data services, data local access, data customer premises equipment (CPE) sales, and IT managed services). Total Data revenue increased by $75.5 million (27.1%) for the three-month period ended June 30, 2002, and increased by $150.1 million (27.6%) for the six-month period ended June 30, 2002, when compared with the same periods one year ago. The Enhanced data/IP revenue component increased by $40.5 million for the quarter and $74.0 million year to date due to the 33.5% growth in consumer Internet customer base (with all of the year-over-year subscriber growth being high-speed subscribers), as well as increased internetworking and hosting revenues. Other data revenues increased by $35.0 million for the three-month period ended June 30, 2002, and increased by $76.1 million for the six-month period ended June 30, 2002. This was due to growth in IT managed services (including non-recurring revenue of $12.5 million for the quarter and $25.7 million year to date), increased data CPE sales, increased volumes for digital private line and packet switched services. Other data revenues were partly offset by lower data settlements revenue.

Other revenue increased by $4.8 million (5.0%) and $18.1 million (9.8%) respectively for the three-month and six-month periods ended June 30, 2002. This was due to increased voice CPE sales, mainly due to the acquisition of Williams Communications Inc. in June 2001.

Of the total revenues discussed above, Non-ILEC revenues were $122.6 million and $239.1 million for the three-month and six-month periods ended June 30, 2002, respectively, representing increases of $67.7 million and $150.1 million respectively from the same periods last year.

Intersegment revenues represent services provided by the Communications segment to the Mobility segment and are eliminated upon consolidation along with the associated expense from TELUS Mobility.

**Key operating indicators – TELUS Communications**

| Three months ended June 30 | **2002** | 2001 | Change | % |
|---|---|---|---|---|
| (000s for subscribers and additions) | | | | |
| Network access lines, end of period | **4,914** | 4,957 | (43) | (0.9) |
| Total Internet subscribers, end of period | **757.7** | 567.4 | 190.3 | 33.5 |
| Dial-up | **431.6** | 440.4 | (8.8) | (2.0) |
| High-speed | **326.1** | 127.0 | 199.1 | 156.8 |
| Total Internet subscriber net additions | **50.3** | 27.8 | 22.5 | 80.9 |
| Dial-up | **(8.7)** | 4.9 | (13.6) | (277.6) |
| High-speed | **59.0** | 22.9 | 36.1 | 157.6 |
| Six months ended June 30 | **2002** | 2001 | Change | % |
| (000s for subscribers and additions) | | | | |
| Total Internet subscriber net additions | **87.7** | 70.5 | 17.2 | 24.4 |
| Dial-up | **(23.5)** | 27.1 | (50.6) | (186.7) |
| High-speed | **111.2** | 43.4 | 67.8 | 156.2 |

**Operating revenues – TELUS Mobility**

| Three months ended June 30 | **2002** | 2001 | Change | % |
|---|---|---|---|---|
| ($ in millions) | | | | |
| Network revenue | **453.4** | 397.6 | 55.8 | 14.0 |
| Equipment revenue | **34.2** | 32.2 | 2.0 | 6.2 |
| External operating revenue | **487.6** | 429.8 | 57.8 | 13.4 |
| Intersegment revenue | **4.2** | 4.1 | 0.1 | 2.4 |
| Total operating revenue | **491.8** | 433.9 | 57.9 | 13.3 |

| Six months ended June 30 | **2002** | 2001 | Change | % |
|---|---|---|---|---|
| ($ in millions) | | | | |
| Network revenue | **868.3** | 782.2 | 86.1 | 11.0 |
| Equipment revenue | **66.4** | 69.0 | (2.6) | (3.8) |
| External operating revenue | **934.7** | 851.2 | 83.5 | 9.8 |
| Intersegment revenue | **8.3** | 8.7 | (0.4) | (4.6) |
| Total operating revenue | **943.0** | 859.9 | 83.1 | 9.7 |

TELUS Mobility Network revenue is generated from monthly billings for access fees, incremental airtime charges, prepaid time consumed or expired and fees for value-added services. Network revenue continued to grow in the quarter as a result of the expansion of the subscriber base by 18.5% to 2.8 million subscribers from 2.3 million one year ago.

TELUS Mobility continues to pursue a strategy focused on pricing discipline resulting in industry leading average revenue per subscriber unit per month (ARPU). ARPU was $55 and $54 for the second quarter and year to date 2002, respectively.. ARPU was $56 in the comparable periods one year ago. The 1.8% ARPU decline year-over-year is primarily attributable to the postpaid / prepaid subscriber mix and retention offers. Average minutes of use (MOU) per subscriber per month were 299 and 280 for the current quarter and year to date, respectively, as compared to 265 for the same periods of the prior year. As of June 30, 2002, postpaid subscribers accounted for an industry leading 84.5% of the total cumulative subscriber base as compared to 87.5% one-year earlier. Net subscriber additions increased to 102,600 and 193,100 for the current quarter and year to date, respectively from 76,400 and 178,900 for the comparable periods one year ago representing a 34.3% and 7.9% increase, respectively. Net postpaid subscriber additions for the current quarter of 91,000 represented 88.7% of all net additions in the period or a 55,600 (157%) increase over the 35,400 postpaid additions (46.3% postpaid mix) for the corresponding period one year ago. Similarly, year to date net postpaid additions represented 79.0% of all net additions as compared to 44.3% in the same period one-year earlier.

Blended postpaid and prepaid churn averaged 2.0% per month in the second quarter of 2002, unchanged from one year earlier and comparable to the 1.9% and 2.1% per month, for the first quarter of 2002 and fourth quarter of 2001, respectively. Year to date 2002 churn was 1.9%, unchanged from the same period last year. The stable churn is attributed to continued improvements in network quality and coverage and client contracting as part of loyalty and retention programs.

Equipment sales, rental and service revenue of $34.2 million increased $2.0 million (6.2%) for the three-month period ended June 30, 2002, when compared to the same period one year earlier. The increase was principally due to a 47,400 increase in gross activations from 215,900 to 263,300. Year to date Equipment revenue of $66.4 million declined $2.6 million (3.8%) from the corresponding period last year despite gross subscriber activations increasing from 441,900 to 501,900, primarily due to lower handset prices.

Intersegment revenues represent services provided by the Mobility segment to the Communications segment and are eliminated upon consolidation along with the associated expense in TELUS Communications.

**Key operating indicators – TELUS Mobility**

| Three months ended June 30 | **2002** | 2001 | Change | % |
|---|---|---|---|---|
| (000s for subscribers and additions) | | | | |
| Net subscriber additions – postpaid | **91.0** | 35.4 | 55.6 | 157.1 |
| Net subscriber additions – prepaid | **11.6** | 41.0 | (29.4) | (71.7) |
| Net subscriber additions – total | **102.6** | 76.4 | 26.2 | 34.3 |
| Subscribers, end of period | **2,770.8** | 2,339.1 | 431.7 | 18.5 |
| Churn, per month (%) | **2.0** | 2.0 | — | — |
| Cost of Acquisition (COA) per gross subscriber addition ($) | **490** | 478 | 12 | 2.5 |
| Cost of Acquisition (COA) per gross subscriber addition excl. retention and migration ($) | **420** | 424 | (4) | (0.9) |
| ARPU ($) | **55** | 56 | (1) | (1.8) |
| Total POPs covered (millions) | **25.2** | 23.9 | 1.3 | 5.4 |
| Digital POPs covered (millions) | **24.9** | 22.7 | 2.2 | 9.7 |
| Digital POPs covered incl. roaming/resale[1] | **25.9** | — | — | — |
| EBITDA ($ millions) | **118.8** | 106.2 | 12.6 | 11.9 |
| EBITDA excluding COA ($ millions) | **247.1** | 205.6 | 41.5 | 20.2 |

| Six months ended June 30 | **2002** | 2001 | Change | % |
|---|---|---|---|---|
| (000s for subscribers and additions) | | | | |
| Net subscriber additions – postpaid | **152.6** | 79.3 | 73.3 | 92.4 |
| Net subscriber additions – prepaid | **40.5** | 99.6 | (59.1) | (59.3) |
| Net subscriber additions – total | **193.1** | 178.9 | 14.2 | 7.9 |
| Churn, per month (%) | **1.9** | 1.9 | — | — |
| Cost of Acquisition (COA) per gross subscriber addition ($)[2] | **485** | 507 | (22) | (4.3) |
| Cost of Acquisition (COA) per gross subscriber addition excl. retention and migration ($)[2] | **412** | 443 | (31) | (7.0) |
| ARPU ($) | **54** | 56 | (2) | (3.6) |
| EBITDA ($ millions) | **241.4** | 182.7 | 58.7 | 32.1 |
| EBITDA excluding COA ($ millions) | **462.8** | 394.4 | 68.4 | 17.3 |

(1) TELUS Mobility has not turned on all digital roaming areas. Once full activated, total digital pops coverage is estimated to be more than 27 million.

(2) For the year to date ended June 30, 2002, Cost of Acquisition of $485 and $412 before retention and migration costs excluded the $21.0 million favourable clarification of tax legislation by the Ontario Provincial Sales Tax authorities, representing a reversal of a cumulative COA liability. When including the $21.0 million reduction, COA for the year to date ended June 30, 2002 would be $443 and $370 excluding retention and migration.

**Operations expense – TELUS Communications**

| ($ in millions) | **2002** | 2001 | Change | % |
|---|---|---|---|---|
| Three months ended June 30 | **784.3** | 796.3 | (12.0) | (1.5) |
| Six months ended June 30 | **1,590.4** | 1,526.7 | 63.7 | 4.2 |

Total operations expenses decreased by $12.0 million (1.5%) for the three-month period ended June 30, 2002, and increased by $63.7 million (4.2%) for the six-month period ended June 30, 2002, when compared with the same periods last year. Operations expense for the current period reflected the $40.0 million favourable impact of a settlement with Canada Customs and Revenue Agency (CCRA) in regard to investment tax credits. The investment tax credits were recorded as a reduction of operations expense as this is where the qualifying expenses were recorded originally. Excluding the investment tax credit, operations expense increased by $28.0 million and $103.7 million respectively for the three-month and six-month periods ended June 30, 2002. These increases were mainly due to Non-ILEC expansion and 2001 acquisitions that were partly offset by productivity improvements realized in ILEC operations.

Non-ILEC expenses increased by $61.4 million and $145.6 million, respectively, for the three-month and six-month periods ended June 30, 2002. This was mainly due to additional costs from companies acquired in the June to October 2001 timeframe, as well as facility costs associated with network expansion and revenue growth.

ILEC operations expense, including the $40.0 million investment tax credit, decreased by $73.4 million and $81.9 million, respectively, for the three-month and six month periods ended June 30, 2002, when compared with the same periods last year. Aside from the $40.0 million investment tax credit recorded in the current period, the most significant change was a decrease in contribution expense of $36.9 million and $65.6 million, respectively, resulting from the reduction in contribution rates from 4.5% of eligible revenues to an interim rate of 1.4% of eligible revenues, as determined in CRTC Decision 2001-238. Payments under the Software and Related Technology and Services Agreement decreased by $7.8 million and $13.7 million respectively for the three-month and six-month periods ended June 30, 2002, while combined wholesale settlement, facilities and clearinghouse expenses decreased by $4.2 million for the quarter and $11.5 million year to date.

The above decreases in ILEC operations expense were partially offset by expenses related to non-recurring data managed service revenues ($10.8 million for the quarter and $23.0 million year to date); increased cost of sales for consumer Internet due to the 157% growth rate in net additions of high-speed Internet subscribers ($8 million for the quarter and $14 million year to date); higher pension costs ($4.0 million for the quarter and $12.8 million year to date); increased building and lease payments due to the sale and leaseback of administrative buildings in 2001 and increased bad debt expense. A one-time $8.0 million property tax recovery was recorded in the first quarter of 2001, for which there is no equivalent recovery in the current periods. Productivity improvements exceeded all other inflationary increases.

| **Operations expense – TELUS Mobility** ($ in millions) | **2002** | 2001 | Change | % |
|---|---|---|---|---|
| Three months ended June 30 | **373.0** | 327.7 | 45.3 | 13.8 |
| Six months ended June 30 | **701.6** | 677.2 | 24.4 | 3.6 |

Operations expenses increased by $45.3 million (13.8%) and $24.4 million (3.6%) for the three-month period and year to date periods ended June 30, 2002, respectively, when compared to the same periods one year ago. Year to date expenses included a clarification of provincial sales tax legislation related to handset subsidies which resulted in a reduction of $21.0 million in operating expenses that represented the reversal of a cumulative liability recorded in Marketing cost of acquisition (COA) previously. Normalized for this reduction in expenses, year to date operating expenses increased by $45.4 million (6.7%). The increase was principally due to COA attributable to higher gross activations and an increase in General and administrative costs for client care to support higher subscriber levels.

Expenses related to equipment sales increased $16.2 million (19.8%) in the second quarter and decreased $11.5 million (6.5%) year to date 2002 as compared to the respective periods one-year earlier. The majority of the increase was due to 47,400 higher gross subscriber activations in the current quarter as compared to the same period in the prior year. The majority of the year to date decrease was related to the $21.0 million favourable clarification of provincial tax legislation. Once normalized, year to date equipment costs increased by $9.5 million (5.4%) primarily due to 60,000 higher gross subscriber activations partially offset by improved vendor pricing of digital handsets. These costs are included in COA.

Network operating expenses increased $3.5 million (4.0%) to $89.8 million in the second quarter of 2002, as compared to the same period one year ago. Year to date expenses decreased $5.6 million (3.1%) to $176.7 million as compared to the corresponding period last year. Network service expenses consist of site-related expenses, transmission costs, spectrum licence fees, contribution revenue taxes, and other direct costs related to network operations. When normalized for reduced contribution revenue taxes in 2002, the increase in network operating expenses were $8.0 million (10.5%) and $6.3 million (3.9%) in the current quarter and year to date, respectively, as compared to the same periods of the prior year. The increases were attributed to transmission and site-related expenses in support of the increased subscriber base and the growth in the number of cell sites in service from the continued enhancement of TELUS Mobility's digital networks. PCS digital population coverage increased from 20.7 million before the roaming/resale agreement to 23.8 million including roaming/resale areas turned on at the end of the second quarter. Total digital population coverage (Mike™ and PCS) as of June 30, 2002, was 24.9 million (25.9 million including all current digital roaming service areas) as compared to 22.7 million one year ago. As a result of the June 2002 implementation of the digital roaming/resale agreement with Bell Mobility, digital population coverage increased to 25.9 million.

Marketing expenses were $58.0 million and $107.5 million for the second quarter and year to date 2002, respectively, as compared to $46.8 million and $94.0 million for the same periods in 2001. The increases were primarily due to dealer compensation as a result of higher postpaid gross subscriber additions. COA was $490 in the current quarter as compared to $478 last year. The increase in COA in the current quarter was due to an increased investment in retention programs. Excluding the $21.0 million provincial sales tax credit, year to date COA was $485 and $507 for the comparable period one year earlier. Excluding retention and migration costs, COA was $420 and $424 for the second quarter of 2002 and 2001, respectively, and $412 and $443 for year to date 2002 and 2001, respectively, showing improved advertising efficiencies year over year.

General and Administrative (G&A) expenses were $127.0 million and $252.0 million for the second quarter and year to date 2002, respectively, compared to spending of $112.8 million and $223.9 million for the same periods last year. G&A expenses consisted of employee compensation and benefits, facilities, client services, bad debt and various other expenses. The increases were principally related to an increase in staff count in the areas of client care, Company-owned retail stores and expansion into new coverage territory, to support subscriber growth and improve service levels, and to a lesser extent an increase in bad debts.

**Earnings[1] Before Interest, Taxes, Depreciation and Amortization (EBITDA) by segment**

| Three months ended June 30 | **2002** | 2001 | Change | % |
|---|---|---|---|---|
| ($ in millions) | | | | |
| TELUS Communications | **502.2** | 508.1 | (5.9) | (1.2) |
| TELUS Mobility | **118.8** | 106.2 | 12.6 | 11.9 |
| TELUS Consolidated | **621.0** | 614.3 | 6.7 | 1.1 |

| Six months ended June 30 | **2002** | 2001 | Change | % |
|---|---|---|---|---|
| ($ in millions) | | | | |
| TELUS Communications | **968.9** | 1,049.3 | (80.4) | (7.7) |
| TELUS Mobility | **241.4** | 182.7 | 58.7 | 32.1 |
| TELUS Consolidated | **1,210.3** | 1,232.0 | (21.7) | (1.8) |

(1) Excluding Restructuring and workforce reduction costs.

**EBITDA margin[1] by segment (%)**

| Three months ended June 30 | **2002** | 2001 | Change | % |
|---|---|---|---|---|
| TELUS Communications | **39.0** | 39.0 | — | — |
| TELUS Mobility | **24.2** | 24.5 | (0.3) | — |
| TELUS Consolidated | **35.5** | 35.8 | (0.3) | — |

| Six months ended June 30 | **2002** | 2001 | Change | % |
|---|---|---|---|---|
| TELUS Communications | **37.9** | 40.7 | (2.8) | — |
| TELUS Mobility | **25.6** | 21.2 | 4.4 | — |
| TELUS Consolidated | **35.1** | 36.3 | (1.2) | — |

(1) EBITDA divided by total revenue.

TELUS Communications EBITDA decreased due to the change in contribution ($65.9 million and $134.0 million respectively for the three-month and six-month periods ended June 30, 2002) and the recent Price Cap Decision 2002-34 ($7.5 million), partly offset by the $40.0 million investment tax credit received in the three-month period ended June 30, 2002, and the impact of data revenue growth and productivity improvements. Non-ILEC negative EBITDA of $29.8 million and $66.3 million for the three-month and six-month periods ended June 30, 2002 showed modest improvement from the negative $35.9 million and $70.7 million reported for the same periods last year due to revenue growth exceeding expense increases.

TELUS Mobility continued to successfully execute its national strategy focused on strong revenue and EBITDA growth. TELUS Mobility EBITDA for the second quarter improved by $12.6 million (11.9%) as compared to the same period one-year earlier principally due to a 14.0% increase in network revenue from an 18.5% increase in the cumulative subscriber base. The EBITDA growth is significant considering the large increase in COA associated with the significant increase in subscriber loading year over year. EBITDA excluding COA in the second quarter of 2002 increased by $41.5 million (20.2%) as compared to the same period in 2001. Incremental network revenue flowed through to EBITDA excluding COA at a rate of 74.4% in the second quarter of 2002 as compared to 60.0% in the same period in 2001. The year to date 2002 EBITDA increased by $58.7 million (32.1%) when compared to the corresponding period in 2001. Before the $21.0 million favourable PST clarification, year to date 2002 EBITDA improved by $37.7 million (20.6%) to $220.4 million from $182.7 million in the same period in 2001. Year to date EBITDA margin as a percentage of network revenue (before the PST clarification) improved to 25.4% in 2002 as compared to 23.4% one-year earlier. Year to date EBITDA margin excluding COA as a percentage of network revenue (before the PST clarification) improved to 53.3% in 2002 as compared to 50.4% one-year earlier.

**Depreciation and amortization**

| Three months ended June 30 | **2002** | 2001 | Change | % |
|---|---|---|---|---|
| ($ in millions) | | | | |
| Depreciation | **300.1** | 276.4 | 23.7 | 8.6 |
| Amortization of intangible assets | **85.1** | 81.7 | 3.4 | 4.2 |

| Six months ended June 30 | **2002** | 2001 | Change | % |
|---|---|---|---|---|
| ($ in millions) | | | | |
| Depreciation | **591.2** | 567.3 | 23.9 | 4.2 |
| Amortization of intangible assets | **168.4** | 157.0 | 11.4 | 7.3 |

Depreciation increased by $23.7 million and $23.9 million respectively for the three-month and six-month periods ended June 30, 2002, when compared to the same period one year earlier. For the three-month period, an increase in depreciation expense of $18.1 million due to growth in wireless and data network capital assets and a $12.8 million increase related to the acquisition of PSINet were partially offset by $7.2 million lower depreciation on network assets due to service life increases implemented in late 2001 that were based on ongoing depreciation studies. For the six-month period, an increase in depreciation expense of $22.0 million due to growth in wireless and data network capital assets and a $16.4 million increase related to the acquisition of PSINet was partially offset by $14.5 million lower depreciation on network assets due to service life increases that were based on ongoing depreciation studies.

Amortization increased by $3.4 million (4.2%) and $11.4 million (7.3%) respectively for the three-month and six-month periods ended June 30, 2002, when compared to the same periods last year. Amortization in respect of administrative software assets and subscribers increased by $25.7 million and $56.0 million for the three-month and six-month periods ended June 30, 2002. In the comparative 2001 periods, the Company recorded amortization of $22.3 million and $44.6 million respectively for intangible assets with indefinite lives. Commencing January 1, 2002, the Company no longer amortizes intangible assets with indefinite lives as a result of the required adoption of CICA Handbook Section 3062 discussed in Note 2(a) to the Consolidated Financial Statements.

**Restructuring and workforce reduction costs**

| ($ in millions) | **2002** | 2001 | Change | % |
|---|---|---|---|---|
| Three months ended June 30 | **3.1** | — | 3.1 | — |
| Six months ended June 30 | **15.6** | 198.4 | (182.8) | (92.1) |

On July 11, 2002, the Company announced a new major phase of its Operational Efficiency Program, which consists of over 30 initiatives involving revenue enhancement, expense efficiencies, and capital expenditure efficiencies. The newly announced program, aimed at improving the Company's operational efficiency and competitiveness, includes the Early Retirement Incentive Plan (ERIP) and the Voluntary Departure Incentive Plan (VDIP) that was offered to 11,000 of eligible bargaining unit employees announced on June 7, 2002. Operational and productivity improvements will result in the reduction of 3,000 to 3,500 positions from streamlining business processes, reducing the TELUS product portfolio and processes that support them, optimizing the use of real estate, networks and other assets, improving customer order management, and reducing the scope of corporate support functions. Operational and administrative function consolidation for network infrastructure provisioning, dispatch and planning functions, and clerical work will result in the reduction of about 600 positions. The Company's customer contact centres will be consolidated from 66 offices in 20 communities to 28 offices in nine communities, resulting in the elimination of about 1,800 positions. Thirty-three of 40 TELUS stores will be closed; TELUS Mobility stores will not be affected by this initiative. These changes are being implemented concurrent with the announcement date. Office consolidation and store closures will be largely completed by December 31, 2002, with other changes implemented over a period ending in July 2003.

These changes combined are expected to result in the reduction of approximately 6,000 positions in 2002 and 2003. The reductions involve approximately 5,000 bargaining unit and 1,000 management positions. It is expected that most of the bargaining unit departures will be pursuant to the ERIP and VDIP incentive plans. The expense and liability for the ERIP and VDIP programs are recognized when the employee accepts the Company's formalized offer, and as at June 30, 2002, incentive package costs of $3.1 million were recorded for employees who have departed in the quarter. The future cost of all the initiatives, including ERIP, VDIP and other operational efficiency pursuits, estimated to be in the range of $400 million to $500 million, is expected to be recorded later this year, when all the requirements to do so have been met. See Note 3 and Note 16(b) to the Consolidated Financial Statements. The expected EBITDA impact for 2002 is $15 million to $20 million in expense savings, for 2003 is $225 million to $300 million in expense savings, and thereafter, annual savings approximately equal to the amount of the provision. The expected payback on a cash-payout basis is about 12 months.

A $12.5 million charge for restructuring and workforce reduction costs was recorded in the first quarter 2002 for the expected costs to complete merger-related restructuring activities and reorganization costs that were completed or planned to be completed by June 30, 2002. This charge was incremental to $198.4 million recorded in the first quarter of 2001. See Note 3 to the Consolidated Financial Statements.

**Other income (expense)**

| ($ in millions) | **2002** | 2001 | Change | % |
|---|---|---|---|---|
| Three months ended June 30 | **(5.7)** | 21.6 | (27.3) | (126.4) |
| *Six months ended June 30* | **(10.9)** | 19.0 | (29.9) | (157.4) |

Other income (expense) includes gains and losses on disposal of property, charitable donations, and accounts receivable securitization expense. Other expense for the three-month and six-month periods ended June 30, 2002 were due mainly to losses in portfolio investments. Other income for the three-month and six-month periods ended June 30, 2001, was primarily a $24.5 million gain from the sale of a fibre asset.

***Financing costs***

| ($ in millions) | **2002** | 2001 | Change | % |
|---|---|---|---|---|
| Three months ended June 30 | **174.0** | 114.2 | 59.8 | 52.4 |
| Six months ended June 30 | **355.4** | 268.9 | 86.5 | 32.2 |

Financing costs for the three-month period ended June 30, 2002 increased by $59.8 million (52.4%) when compared to the same period one year ago. This was due mainly to 2001 financing costs reflecting a $58.9 million gain on redemption of long-term debt. Interest on long-term and short-term debt decreased to $181.1 million for the three-month period ended June 30, 2002, from $187.6 million in the comparative period in 2001; however, this decrease was offset by $7.2 million lower foreign exchange gains. The average debt outstanding during the three-month period ended June 30, 2002 was $8,884 million compared to $9,453 million in 2001. The effective interest rate on the average debt outstanding was 7.92% for the three-month period ended June 30, 2002 (2001 – 7.84%), while the average term to maturity has decreased to 6.8 years as at June 30, 2002 (2001 – 7.7 years).

Financing costs for the six-month period ended June 30, 2002 increased by $86.5 million (32.2%) when compared with the same period one year ago. This was mainly due to the gain on redemption on debt recorded in 2001 and the increased interest on long-term and short-term debt recorded in the first quarter of 2002, when compared with the first quarter of 2001. The average debt outstanding during the six-month period ended June 30, 2002 was $8,902 million, compared to $8,985 million in the same period last year. The effective interest rate on the average debt outstanding was 7.94% for the six-month period ended June 30, 2002 (2001 – 7.64%).

**Refinancing charge from debt restructuring**

| ($ in millions) | **2002** | 2001 | Change | % |
|---|---|---|---|---|
| Three months ended June 30 | — | — | — | — |
| Six months ended June 30 | — | 96.5 | (96.5) | (100.0) |

As a result of negotiating new senior credit facilities in 2001, a non-cash refinancing charge of $96.5 million was recorded in 2001 to expense fees related to interim bridge financing for the acquisition of Clearnet, which were paid and deferred in 2000.

**Income taxes**

| ($ in millions) | **2002** | 2001 | Change | % |
|---|---|---|---|---|
| Three months ended June 30 | **33.1** | 77.8 | (44.7) | (57.5) |
| Six months ended June 30 | **49.6** | (5.0) | 54.6 | — |

The decrease in income taxes for the three-month period ended June 30, 2002, when compared with the same period one year ago, was primarily due to the lower income before taxes partly offset by an increase in Large Corporations Tax. The increase in Large Corporations Tax was a result of corporate reorganizations in 2001 that allowed TELUS to shelter taxable income with losses carried forward. Accordingly, there was no surtax credit available to reduce Large Corporations Tax. The effective tax rate for the current reporting period is disproportionate to Income before taxes because of the relative size of Large Corporations Tax.

The increase in income taxes for the six-month periods ended June 30, 2002, when compared with the same period one year ago, was primarily due to the improvement in income before taxes as well as an increase in Large Corporations Tax.

**Non-controlling interest**

| ($ in millions) | **2002** | 2001 | Change | % |
|---|---|---|---|---|
| Three months ended June 30 | **1.3** | 1.6 | (0.3) | (18.8) |
| Six months ended June 30 | **1.8** | 3.6 | (1.8) | (50.0) |

The decrease in non-controlling interest for the three-month and six-month periods ended June 30, 2002, when compared to the same periods last year, was mainly due to TELUS' purchase of the remaining 30% of TELUS Québec from Verizon on June 30, 2001.

**Goodwill amortization**

| ($ in millions) | **2002** | 2001 | Change | % |
|---|---|---|---|---|
| Three months ended June 30 | — | 43.0 | (43.0) | (100.0) |
| Six months ended June 30 | — | 83.5 | (83.5) | (100.0) |

Commencing January 1, 2002, the Company no longer amortizes goodwill. This is the result of the required adoption of new accounting rules in CICA Handbook Section 3062 as discussed in Note 2(a) to the Consolidated Financial Statements.

**Discontinued operations**

| ($ in millions) | **2002** | 2001 | Change | % |
|---|---|---|---|---|
| Three months ended June 30 | **(0.2)** | 18.7 | (18.9) | (101.1) |
| Six months ended June 30 | **0.2** | 38.7 | (38.5) | (99.5) |

Discontinued operations for the three-month and six-month periods ended June 30, 2002 represented income from TELUS' directory operations in the U.S. – TELUS continues to pursue the sale of the U.S. directory operations. Discontinued operations for the three-month and six-month periods ended June 30, 2001, represented combined income from directory advertising and equipment leasing businesses prior to their effective divestiture dates. The sale of TELUS Advertising Service's British Columbia, Alberta and Ontario directory business and TELUS Québec's directory business to Verizon's Dominion Information Services closed on July 31, 2001. In addition, TELUS exited the equipment leasing business on September 30, 2001. See Note 6 to the Consolidated Financial Statements.

**Preferred dividends**

| ($ in millions) | 2002 | 2001 | Change | % |
|---|---|---|---|---|
| Three months ended June 30 | **0.9** | 0.9 | — | — |
| Six months ended June 30 | **1.8** | 1.8 | — | — |

There were no changes to the quarterly preferred dividend.

**Interest on convertible debentures**

| ($ in millions) | 2002 | 2001 | Change | % |
|---|---|---|---|---|
| Three months ended June 30 | **1.7** | 1.7 | — | — |
| Six months ended June 30 | **3.3** | 3.3 | — | — |

There were no changes to interest payments on convertible debentures in 2002. The interest on convertible debentures is presented net of related income taxes. As these debentures are convertible into non-voting shares and are classified as equity on the balance sheet, the related interest is recorded as a charge to retained earnings rather than an interest expense.

**Common share and non-voting share income (loss)**

| ($ in millions) | 2002 | 2001 | Change | % |
|---|---|---|---|---|
| Three months ended June 30 | **15.8** | 57.3 | (41.5) | (72.4) |
| Six months ended June 30 | **12.5** | (85.6) | 98.1 | — |

The Common share and non-voting share income was reduced by $41.5 million in the three-month period ending June 30, 2002, when compared to the same period one year ago.

## Liquidity and capital resources

**Cash provided by operating activities**

| ($ in millions) | 2002 | 2001 | Change | % |
|---|---|---|---|---|
| Three months ended June 30 | **281.2** | 511.4 | (230.2) | (45.0) |
| Six months ended June 30 | **568.9** | 664.4 | (95.5) | (14.4) |

Cash provided by operating activities decreased by $230.2 million (45.0%) in the three-month period ended June 30, 2002, when compared with the same period last year due mainly to changes in non-cash working capital. The decrease in non-cash working capital in 2002 included a change in the timing of interest payments due to the replacement of interim bridge financing with a bond issue at the end of May 2001. Accordingly, a semi-annual interest payment of $271.4 million due in the normal course in June and December was made in the second quarter of 2002. Non-cash working capital increases in 2001 included an increase in accounts payable and accrued liabilities attributable to entities acquired in the period and an increase interest payable related to TELUS Notes issued during the period. Other operating cash flow changes included $38.4 million severance payments in 2002 and a $15.7 million decrease in cash from operations discontinued in 2001, partly offset by lower cash income taxes. Note that supplementary disclosure on the Consolidated Statements of Cash Flow shows that Interest paid decreased in the three-month period ended June 30, 2002, when compared with the same period in 2001. This is because the cumulative interest accretion on Senior Discount Notes was paid at the time the Senior Discount Notes were redeemed in 2001.

Cash provided by operating activities decreased by $95.5 million for the six-month period ended June 30, 2002, when compared with the same period last year. This decrease included severance payments of $59.1 million in 2002, $37.7 million lower cash from discontinued operations and changes in working capital, partly offset by lower cash income taxes.

**Cash used by investing activities**

| ($ in millions) | 2002 | 2001 | Change | % |
|---|---|---|---|---|
| Three months ended June 30 | **582.8** | 638.4 | (55.6) | (8.7) |
| Six months ended June 30 | **988.2** | 1,378.1 | (389.9) | (28.3) |

Cash used by investing activities decreased by $55.6 million (8.7%) in the three-month period ended June 30, 2002 when compared to the same period one year earlier due primarily to lower capital expenditures in 2002. Cash used by investing activities also significantly decreased in the six-month period ended June 30, 2002 when compared to the same period one year earlier. This was due primarily to the $355.9 million non-recurring expenditure for wireless spectrum acquisition that occurred in the first quarter of 2001, lower capital expenditures of $116.2 million in the first half of 2002 when compared with the same period one year earlier, partly offset by $92.8 million cash received in 2001 from the sale of properties net of funds used for acquisitions.

**Capital expenditures by segment**

| Three months ended June 30 | 2002 | 2001 | Change | % |
|---|---|---|---|---|
| ($ in millions) | | | | |
| TELUS Communications | **407.9** | 454.2 | (46.3) | (10.2) |
| TELUS Mobility | **140.7** | 153.5 | (12.8) | (8.3) |
| Capital expenditures - general | **548.6** | 607.7 | (59.1) | (9.7) |

| Six months ended June 30 | 2002 | 2001 | Change | % |
|---|---|---|---|---|
| ($ in millions) | | | | |
| TELUS Communications | **717.0** | 815.7 | (98.7) | (12.1) |
| TELUS Mobility | **237.5** | 255.0 | (17.5) | (6.9) |
| Capital expenditures – general | **954.5** | 1,070.7 | (116.2) | (10.9) |
| TELUS Mobility – wireless spectrum | **—** | 355.9 | (355.9) | (100.0) |
| Total capital expenditures | **954.5** | 1,426.6 | (472.1) | (33.1) |

TELUS Communications' capital expenditures decreased by $46.3 million (10.2%) for the three-month period ended June 30, 2002, when compared with the same period last year. Expenditures for Non-ILEC expansion increased by $19.5 million to $83.5 million mainly due to higher spending on network access, switching and routing facilities. Expenditures for ILEC sustainment decreased by $65.9 million to $324.4 million mainly due to $53.7 million of lower payments for software licences and brand-marks from Verizon, as the payments for two periods were made in the second quarter last year, and the amount of such payments decreased in 2002. In addition, ILEC e-hosting expenditures decreased by $13.9 million due the opening of the Calgary data centre in 2001. Other ILEC expenditures increased collectively by $1.7 million.

TELUS Communications' capital expenditures decreased by $98.7 million (12.1 %) for the six-month period ended June 30, 2002, when compared with the same period last year. Expenditures for Non-ILEC expansion decreased by $44.7 million to $123.4 million mainly due to the completion of the national optical carrier network and IP backbone in early 2001. Expenditures for ILEC sustainment decreased by $54.0 million to $593.6 million, mainly due to $27.4 million lower payments for software licences and brand-marks from Verizon and $25.4 million lower expenditures on network sustainment. Other significant changes included $15.0 million lower e-hosting expenditures and $14.6 million lower expenditures for mandated co-location access for competitors, partly offset by increased spending for internal system and process improvements.

In addition to capital expenditures detailed above, a fibre asset was purchased in June 2001 from a third party for non-monetary consideration of $76.0 million. As this was a non-cash purchase, the amount is not reflected in Capital expenditures on the Consolidated statements of cash flows.

TELUS Mobility capital expenditures were favourable as compared to the same period last year, decreasing by $12.8 million and $373.4 million for the quarter and year to date ended June 30, 2002, respectively, when compared with the same periods in 2001. TELUS Mobility continued the enhancement of digital cellular coverage, digitization of the analogue network, and implementation of the 1X CDMA data network. The decrease in expenditures for year to date 2002 was mainly due to the $355.9 million acquisition of additional spectrum in five key Central and Eastern Canadian markets in Industry Canada's February 2001 spectrum auction.

| **Cash provided by financing activities** ($ in millions) | **2002** | 2001 | Change | % |
|---|---|---|---|---|
| Three months ended June 30 | **338.2** | 202.5 | 135.7 | 67.0 |
| Six months ended June 30 | **393.2** | 784.0 | (390.8) | (49.8) |

Cash provided by financing activities increased in the three-month period ended June 30, 2002 when compared with the same period one year ago. In the three-month period ended June 30, 2002, $338.7 million net debt was issued, compared with the $317.4 million issued in the comparable period last year. Dividends paid to shareholders decreased by $72.9 million due to the 57% reduction in the quarterly dividend rate from 35 cents to 15 cents announced in October 2001 effective for the January 1, 2002, payment, partly offset by the increase in the average number of shares outstanding. Proceeds from Common shares and Non-Voting shares issued in the current period were $24.5 million (2001 - $31.1 million) due to shares issued from Treasury under employee share purchase plans, additional shares purchased by Verizon, and exercised options and warrants. The $45.5 million change in amortization of debt issue costs and other reflected $1.2 million non-cash amortization in the current period for debt issue costs that were incurred and deferred in second quarter of 2001.

Cash provided by financing activities decreased in the six-month period ended June 30, 2002 when compared with the same period one year ago mainly due to significantly lower debt issued as a result of lower cash requirements for investing activities. Dividends paid to shareholders decreased by $147.7 million mainly due to the reduction in the quarterly dividend partly offset by the increase in the average number of shares outstanding. Proceeds from Common shares and Non-Voting shares issued in the current period were $57.3 million (2001 - $43.0 million). In the six-month period ended June 30, 2002, $389.9 million net debt was issued, compared with the $993.4 million issued in the comparable period last year.

On July 12, 2002, Clearnet Inc., a wholly owned subsidiary of TELUS, gave notice to the holders of its 11.75% Senior Discount Notes due 2007 that it intended to redeem the notes on August 13, 2002. The accreted value of the notes will be $757,000 on such date and the redemption price will be 105.875%.

| **Liquidity and capital resource ratios** Twelve months ended June 30 | **2002** | 2001 | Change |
|---|---|---|---|
| Net debt[1] to total capitalization (%) | **58.7** | 58.5 | 0.2 |
| Net debt to EBITDA[2] | **3.6** | 3.8 | (0.2) |
| Earnings coverage [3] | **2.2** | 1.6 | 0.6 |
| EBITDA interest coverage[4] | **3.5** | 6.1 | (2.6) |

(1) Current obligations and cheques outstanding plus Long-term debt less Cash and temporary investments and cross-currency foreign exchange hedge asset (plus cross-currency foreign exchange hedge liability) related to U.S. dollar-denominated notes. The cross currency foreign exchange hedge liability as at June 30, 2002 was $105.5 million ($50.9 million liability as at June 30, 2001). The impairment charge to retained earnings for intangible assets increased the 2002 measure from 56.5% to 58.6%. Net Debt as calculated herein, includes a notional amount related to accounts receivable securitization of $27.6 million at June 30, 2002 and $30 million at June 30, 2001, which is required to be included in the numerator of the Leverage Ratio covenant calculation in TELUS' credit facilities.

(2) Net debt as at June 30, 2002 divided by 12-month trailing EBITDA.

(3) Earnings coverage ratio is calculated on a 12-month trailing basis as Net income before interest expense on total debt and income tax expense divided by interest expense on total debt.

(4) EBITDA divided by Net financing cost before accreted interest and gain on redemption of debt, calculated on a 12-month trailing basis. Accreted interest and the gain on redemption of debt were recorded in 2001.

TELUS has established an objective for its Net Debt to EBITDA ratio to be 3.0 or less by the end of 2003. The Company believes this objective is attainable based on efficiency improvement resulting from the Operational Efficiency Program, declining capital expenditures, continued organic growth in TELUS' business segments, improved working capital, lower cash taxes driven by application of losses carried forward, as well as employee and dividend re-investment share issuances, amongst other factors.

The Net debt to total capitalization ratio increased mainly due to the non-cash reduction in equity associated with the impairment charge for intangible assets recorded earlier this year in accordance with CICA Handbook Section 3062. The Net Debt to EBITDA ratio decreased mainly due to an improvement in 12-month trailing EBITDA to

$2,507.9 million from $2,388.6 million one-year earlier. The EBITDA interest coverage ratio for the 12 months ended June 30, 2002, decreased as compared to the same period one year earlier, mainly due to 2002 financing costs fully reflecting the acquisition of Clearnet and 2001 investing activities.

**Credit Facilities**

TELUS credit facilities at the end of June 2002, consisted of a $1.5 billion (or U.S. dollar equivalent) revolving credit facility expiring on May 30, 2004 ($1.069 billion drawn along with $47 million in outstanding undrawn letters of credit), an $800 million (or the U.S. dollar equivalent) 364-day revolving credit facility extendible at TELUS' option for any amount outstanding as at May 28, 2003 for one year on a non-revolving basis, and approximately $90 million in other bank facilities ($5.5 million drawn and approximately $8 million in outstanding undrawn letters of credit, at June 30, 2002).

Including the July 2002 closing of a new accounts receivable securitization program, TELUS will have unutilized available liquidity in excess of $1 billion. TELUS' credit facilities contain customary covenants including a requirement that TELUS not permit its consolidated Leverage Ratio (Funded Debt and Asset Securitization Amount to trailing 12 month EBITDA) to exceed 4.0:1 and to not permit its consolidated Coverage Ratio (EBITDA to Interest Expense and Asset Securitization Charges on a trailing 12 month basis) to be less than 2.5:1 at the end of any financial quarter. While there are certain differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreement as compared to the calculation of Net debt to EBITDA and EBITDA interest coverage in the Liquidity and capital resource ratios table above, the results at June 30, 2002, calculated to one decimal place, are the same. Continued access to TELUS' credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

The Company renewed its previous 364-day extendible revolving credit facilities on similar terms in May 2002. The 364-day facility has never been drawn and the Company currently expects that availability under this facility will be surplus to its future funding requirements for the foreseeable future.

**Accounts Receivable Sale**

As at June 30, 2002, TELUS Communications Inc. (TCI), a wholly owned subsidiary of TELUS, had $138 million of securitized accounts receivable outstanding as compared to $150 million one year earlier.On July 26, 2002, TCI signed an agreement with an arm's-length securitization trust under which TCI is able to sell an interest in certain of its receivables up to a maximum of $650 million. TCI is required to maintain at least a BBB(low) credit rating by Dominion Bond Rating Service, or the purchaser may require the sale program to be wound down.

Sale proceeds in respect of the new securitization of approximately $500 million are expected to be received during the remainder of 2002.. The pool of receivables subject to this transaction is separate and distinct from those receivables sold to a different securitization trust, pursuant to an agreement dated November 20, 1997, and which is set to expire in November 2002.

TELUS' credit facilities require that an amount of up to 25 per cent of sold accounts receivable be added to debt for purposes of calculating the Leverage Ratio covenant under the credit agreement. The percentage of sold accounts receivable, which is added to debt for purposes of this ratio, is calculated on a monthly basis and is a function of the ongoing collection performance of the receivables pool. At June 30, 2002, this percentage was approximately 20 per cent.

**Floating Rate/Fixed Rate Debt Balance**

As at June 30, 2002, the Company's fixed rate debt comprised 89.5% of its total indebtedness compared with 87.9% at as June 30, 2001.

**Credit Ratings**

On July 8, 2002, Dominion Bond Rating Service (DBRS) confirmed its ratings at R-2(high) for TELUS Corporation, TELUS Communications (Québec) Inc. and TELUS Communications Inc. commercial paper, but changed the trend for all to Negative. DBRS also downgraded the ratings for all other debt instruments with negative implications, as summarized below. On July 11, 2002, Standard and Poors (S&P) lowered its ratings of TELUS' long-term credit and senior unsecured debt to BBB from BBB+ and lowered its Canadian scale commercial paper rating to A-2 from A-1(low). At the same time, S&P lowered its ratings for TELUS wholly owned subsidiaries TELUS Communications (Québec) Inc. and TELUS Communications Inc. The outlook for all ratings was changed to Negative. On July 23, 2002, Fitch Ratings initiated ratings of TELUS' and TELUS Communications Inc. long-term credit and senior unsecured debt at BBB with negative outlook. On July 25, 2002, Moody's lowered its ratings of TELUS' long-term credit and senior unsecured debt to Ba1 from Baa2. The outlook for the Moody's rating is negative.

The credit rating agency downgrades are expected to increase TELUS' financing costs under TELUS' credit facilities by approximately $3.5 million per annum. As at June 30, 2002, TELUS had approximately $270 million of short-term obligations including long-term debt of $200 million maturing in June 2003. TELUS has an objective to preserve access to capital markets at a reasonable cost by maintaining its investment grade credit ratings. The Company expects to increase its cash flow and reduce debt over time through increased operating cash flow driven in significant part by the announced Operational Efficiency Program, lower capital expenditure requirements and low cash income taxes due to application of significant tax loss carry forwards. The Company's mid-term objective is to have BBB to A- ratings for its long-term credit and senior unsecured debt.

**Credit rating summary**

| | S&P | DBRS | Moody's | Fitch |
|---|---|---|---|---|
| **TELUS Corporation** | | | | |
| Senior Bank Debt | BBB [(1)] | BBB [(1)] | Ba1 [(1)] | BBB [(1)] |
| Debentures and Notes | BBB [(1)] | BBB [(1)] | Ba1 [(1)] | BBB [(1)] |
| Medium-term Notes | BBB [(1)] | BBB [(1)] | — | — |
| Commercial Paper | A-2 [(1)] | R-2(high) [(1)] | — | — |
| **TELUS Communications Inc.** | | | | |
| Debentures | BBB [(1)] | BBB [(1)] | — | BBB [(1)] |
| Medium-term Notes | BBB [(1)] | BBB [(1)] | — | BBB [(1)] |
| Commercial Paper | A-2 [(1)] | R-2(high) [(1)] | — | — |
| Preferred Shares | P-3(high) [(1)] | Pfd-3 [(1)] | — | — |
| **TELUS Communications (Québec) Inc.** | | | | |
| First Mortgage Bonds | BBB+ [(1)] | BBB [(1)] | — | — |
| Debentures | BBB [(1)] | BBB [(1)] | — | — |
| Medium-term Notes | BBB [(1)] | BBB [(1)] | — | — |
| Commercial Paper | A-2 [(1)] | R-2(high) [(1)] | — | — |

(1) Outlook or Trend Negative

## 2002 Financial Targets

Management has updated its 2002 guidance to reflect recent regulatory decisions, the expected impacts of the Operational Efficiency Program, a reduction in discretionary capital program expenditures, and to reflect the retroactive recovery associated with the favorable clarification of tax legislation by the Ontario Provincial Sales Tax authorities, and the receipt of investment tax credits.

| | **2002 Current Targets** | May 1, 2002 Original and Amended Guidance |
|---|---|---|
| **Consolidated** | | |
| Revenues | Approx. $7.0 billion | $7.35 to $7.45 billion (an increase of 4 to 5%) |
| EBITDA [1] | No change | $2.475 to $2.525 billion (a change of (2)% to 0%) |
| Earnings (loss) per share | (0.90) to (0.95) cents | 15 to 20 cents |
| Earnings per share excluding restructuring | No change | 15 to 20 cents |
| Capital expenditures | Approx. $1.8 billion | $1.8 to $2.0 billion (a reduction of 23 to 31%) |
| **Communications Segment** | | |
| Revenue | Approx. $5.0 billion | $5.4 to $5.45 billion |
| Central Canadian wireline revenue – total | Approx. $800 million | $945 million |
| Non-ILEC revenue (included in Central Canadian wireline revenue) | Approx. $525 million | $650 million (more than double) |
| EBITDA | Approx. $2.0 billion | $2.025 to $2.055 billion |
| Non-ILEC EBITDA | No change | $(125) million |
| Capital expenditures | Approx. $1.3 billion | $1.3 to $1.5 billion |
| High-speed Internet net additions | No change | 200,000 or more (an increase of 52% or more) |
| **Mobility Segment** | | |
| Revenue | Approx. $2.0 billion | $1.95 to $2.0 billion |
| EBITDA | Approx. $490 million | $470 to $490 million |
| Capital expenditures | No change | Approx. $500 million |
| Wireless subscriber net additions | No change | 425,000 to 450,000 (increase of 16 to 17% in subscriber base) |

(1) Excluding Restructuring and workforce reduction costs.

## 2003 General Guidance

Management is also providing preliminary general guidance for 2003 to assist investors with factoring in the expected impact of new initiatives under the Operational Efficiency Program that were announced in July 2002, and the effect of future de-leveraging activities. Specifically for 2003, TELUS expects:

:

| | **2003 Preliminary Guidance** | |
|---|---|---|
| Revenue | Approx. $7.5 billion | – |
| EBITDA | $2.75 to $2.9 billion | – |
| Capital expenditures | Approx. $1.5 billion | – |
| Net Debt to EBITDA | 2.9 to 3.2 | – |